Filed by First Union Corporation

                                       Pursuant to Rule 425 under the Securities
                                       Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                       Subject Company: Wachovia Corporation
                                       Commission File No. 1-9021

                                       Date: April 16, 2001



         This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of the merger between First Union Corporation and Wachovia Corporation, including future financial and operating results, cost savings, enhanced revenues, and accretion to reported earnings that may be realized from the merger; (ii) statements with respect to First Union's and Wachovia's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of First Union's and Wachovia's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

         The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the risk that the businesses of First Union and Wachovia will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of First Union's and Wachovia's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and
(10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Additional factors that could cause First Union's and Wachovia's results to differ materially from those described in the forward-looking statements can be found in First Union's and Wachovia's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to First Union or Wachovia or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. First Union and Wachovia do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

         The proposed transaction will be submitted to First Union's and Wachovia's stockholders for their consideration, and First Union and Wachovia will file a registration statement, a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Stockholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed transaction when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to First Union, Investor Relations, One First Union Center, Charlotte, North Carolina 28288-0206 (704-374-6782), or to Wachovia, Investor Relations, 100 North Main Street, Winston-Salem, North Carolina 27150 (888-492-6397).

         First Union and Wachovia, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of First Union and Wachovia in connection with the merger. Information about the directors and executive officers of First Union and their ownership of First Union common stock is set forth in the proxy statement, dated March 13, 2001, for First Union's 2001 annual meeting of stockholders, as filed with the SEC on a Schedule 14A. Information about the directors and executive officers of Wachovia and their ownership of Wachovia common stock is set forth in the proxy statement, dated March 19, 2001, for Wachovia's 2001 annual meeting of stockholders, as filed with the SEC on a Schedule 14A. Additional information regarding the interests of those participants may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

    *************************************************************************

     THE FOLLOWING IS FIRST UNION'S EARNINGS RELEASE FOR THE FIRST QUARTER ENDED MARCH 31, 2001

[First Union Logo appears here]                                   NEWS
Monday                                                            Media Contact:
April 16, 2001                                        Ginny Mackin  704-383-3715
                                                    Mary Eshet      704-383-7777

                                                               Investor Contact:
                                                     Alice Lehman   704-374-4139

FIRST UNION REPORTS OPERATING EARNINGS OF $610 MILLION, OR 62 CENTS PER SHARE IN THE 1ST QUARTER OF 2001

--------------------------------------------------------------------------------
FIRST QUARTER 2001 OVERVIEW

o Reported cash operating earnings of 69 cents per share, or 62 cents on an operating basis, in line with market expectations.
o Net charge-offs declined 16 percent from the first quarter of 2000, while nonperforming assets, excluding assets held for sale, increased 5 percent.
o Expenses declined 10 percent from the first quarter of 2000, and were unchanged from year-end.
o Deposits grew 3 percent from the first quarter of 2000, excluding divestitures.
o Loans grew 6 percent from the first quarter of 2000, excluding divested businesses and securitizations.

--------------------------------------------------------------------------------
Earnings Highlights                               Three Months Ended
                                                           March 31,       1Q01
                                                  ------------------        vs
(In millions, except per share data)                2001        2000       1Q00
--------------------------------------------------------------------------------
Earnings
Operating earnings                                $    610       838       (27)%
Diluted earnings per share (Operating earnings)       0.62      0.85       (27)
Net income (As reported)                               584       840       (30)
Diluted earnings per share (As reported)          $   0.59      0.85       (31)%
--------------------------------------------------------------------------------
Financial ratios (Operating earnings)
Return on average stockholders' equity               15.64%    20.31         -
Overhead efficiency ratio                            65.18     62.31         -
Net interest margin                                   3.42      3.69         -
Fee income as % of total revenue                     47.13     48.08         -
Dividend payout ratio                                38.71%    56.47         -
--------------------------------------------------------------------------------
Cash operating earnings
Net income                                        $    684       932       (27)%
Diluted earnings per share                        $   0.69      0.95       (27)%
Return on average tangible stockholders' equity      22.91%    34.03         -
Overhead efficiency ratio                            62.80%    59.65         -
--------------------------------------------------------------------------------
Asset quality
Allowance as % of nonaccrual and restructured loans    143%      150         -
Net charge-offs as % of average loans, net            0.53      0.57         -
Nonperforming assets to loans, net,
  foreclosed properties and assets held for sale      1.30%     0.92         -
--------------------------------------------------------------------------------

                                     -more-

FIRST UNION REPORTS 1ST QUARTER EARNINGS/Page 2
----------------------------------------

CHARLOTTE, N.C. - First Union (NYSE:FTU) today reported diluted first quarter 2001 cash operating earnings of $684 million, or 69 cents per share, in a quarter highlighted by very strong expense control, loan and deposit growth (excluding divestitures), and slightly lower loan losses. First quarter 2001 operating earnings were $610 million, or 62 cents per share, and net income was $584 million, or 59 cents per share. The decline in earnings, as anticipated, reflected a decrease in principal investing revenues, the winding down of divested businesses and a difficult financial market environment.

The cash operating return on average tangible stockholders' equity was 22.91 percent in the first quarter of 2001 and 34.03 percent in the first quarter of 2000. Cash operating earnings are earnings before goodwill and other intangible amortization. Based on first quarter 2001 operating earnings, First Union's return on average stockholders' equity (ROE) was 15.64 percent and 20.31 percent in the first quarter of 2000.

"Our first quarter results were in line with market expectations. Beneath the numbers, what we see is some very good execution by our employees on controlling costs, managing risk and serving their customers," said Ken Thompson, First Union chairman and CEO. "The results are clear in improved customer satisfaction and retention. I'm particularly pleased with the continuing good loan and deposit growth that we're seeing in our General Bank. Given the exceptionally difficult market over the last quarter, we were satisfied with the performance in our Capital Management and Capital Markets businesses."

Net Interest Income
Net interest income on a tax-equivalent basis was $1.7 billion in the first quarter of 2001, a 13 percent decline from $2.0 billion in the first quarter of 2000, largely due to a reduction in earning assets related to the sale of loans and securities in connection with First Union's restructuring in 2000. The net interest margin was 3.42 percent in the first quarter of 2001 and 3.69 percent in the first quarter of 2000.

Fee and Other Income
On an operating basis, fee and other income in the first quarter of 2001 was $1.5 billion, down 16 percent from the first quarter of 2000, primarily attributable to declines of $93 million in commissions and $242 million in principal investing revenue. Results include a $75 million gain recorded in connection with the sale of Star Systems, Inc., an automated teller machine network in which First Union held an interest. On an operating basis, fee and other income as a percentage of total revenue was 47 percent in the first quarter of 2001 and 48 percent in the first quarter of 2000.

Provision for Loan Losses
The loan loss provision was $219 million in the first quarter of 2001, an increase of $27 million from the first quarter of 2000. The provision exceeded net charge-offs by $60 million. At March 31, 2001, the ratio of allowance to net loans increased to 1.43 percent from 1.30 percent at March 31, 2000.

Noninterest Expense
On an operating basis, noninterest expense was $2.1 billion in the first quarter of 2001, down 10 percent from the first quarter of 2000, reflecting solid expense control and lower variable compensation expense.

                                     -more-

FIRST UNION REPORTS 1ST QUARTER EARNINGS/Page 3
----------------------------------------

Divestitures Update
In the first quarter of 2001, the final 26 branches were sold as part of First Union's strategic repositioning announced in June 2000. This included $617 million in deposits and $115 million in loans in the first quarter of 2001. In addition, $3 billion of The Money Store home equity portfolio was securitized and sold in the first quarter of 2001.

Restructuring and Other Charges and Gains
The restructuring and other charges and gains in the first quarter of 2001 amounted to a pre-tax charge of $43 million ($26 million after-tax) or 3 cents per share. This included pre-tax charges of $116 million, which were offset by $73 million in gains on the branch sales mentioned above.

Net Charge-offs and Nonperforming Assets
Net charge-offs amounted to $159 million in the first quarter of 2001, a decrease of $30 million from the first quarter of 2000. This represented 0.53 percent of average net loans, down 4 basis points from the first quarter of 2000.

At March 31, 2001, nonperforming assets were $1.7 billion, or 1.30 percent of net loans, foreclosed properties and assets held for sale, up 29 percent from March 31, 2000. Excluding assets held for sale, nonperforming assets rose by 5 percent. In line with previous guidance, the company said that it anticipates a rise in nonperforming assets in 2001 to mirror industry trends. First quarter 2001 nonperforming assets included $344 million of nonperforming assets classified as held for sale.

Lines of Business

--------------------------------------------------------------------------------
General Bank Highlights                           Three Months Ended
                                                           March 31,       1Q01
                                                  ------------------        vs
(In millions)                                       2001        2000       1Q00
--------------------------------------------------------------------------------
Total revenue                                     $  1,450     1,396        4 %
Provision for loan losses                              101        38        -
Noninterest expense                                    908       925       (2)
Operating earnings                                     292       291        -
Average loans, net                                  63,596    56,491       13
Average core deposits                               98,535    97,552        1
Economic capital                                  $  3,586     3,766       (5)%
--------------------------------------------------------------------------------

The General Bank has three major business lines: Consumer, Commercial and Small Business. Due to substantial improvement in customer service, General Bank revenue increased 4 percent from the first quarter of 2000 with strong growth in loans and in fee and other income. Fee and other income was led by improved service charge income and strong debit card revenues. The increased provision reflected a $29 million increase in Commercial and Small Business net charge-offs. The Consumer provision increased $34 million, including a $13 million market value adjustment on First Union Home Equity nonperforming loans moved to assets held for sale and other home equity charge-offs related to the normal aging of a growing loan portfolio. The impact of expense control initiatives was reflected in a 2 percent decline in noninterest expense from the first quarter of 2000.

Loans increased 13 percent from the first quarter of 2000, with across-the-board strength in consumer lending, while commercial real estate and small business lending drove Commercial lending growth.

Average core deposits grew 1 percent from the first quarter of 2000, excluding divestitures, primarily in interest checking, savings and money market accounts that have low funding costs.


                                     -more-

FIRST UNION REPORTS 1ST QUARTER EARNINGS/Page 4
----------------------------------------

Overall customer satisfaction scores as measured by Gallup improved for the eighth consecutive quarter. Household retention also continued to improve. Online customer growth continued to be strong, reaching 2.6 million enrollments by March 31, 2001. This included 111,000 online wholesale enrollments.

--------------------------------------------------------------------------------
Capital Management Highlights                     Three Months Ended
                                                           March 31,       1Q01
                                                  ------------------        vs
(In millions)                                       2001        2000       1Q00
--------------------------------------------------------------------------------
Total revenue                                     $    831       928      (10)%
Provision for loan losses                                -         -        -
Noninterest expense                                    658       708       (7)
Operating earnings                                     113       145      (22)
Average loans, net                                   4,535     4,026       13
Average core deposits                                8,004     7,740        3
Economic capital                                  $    987     1,059       (7)%
--------------------------------------------------------------------------------

Capital Management includes Retail Brokerage Services, Asset Management, and Wealth and Trust Services. These businesses, with their diversified portfolio and multiple channels of distribution, performed solidly in the first quarter of 2001 despite an exceptionally difficult market environment. Capital Management's revenue declined 10 percent from a very strong first quarter of 2000, primarily reflecting lower brokerage fee income. Noninterest expense decreased 7 percent from the first quarter of 2000, primarily due to decreased incentives tied to revenue production.

While fee income and transaction activity declined in a difficult market, Capital Management's balanced product mix (34 percent equity products, 28 percent fixed income products and 38 percent money market products) enabled First Union to serve client needs. In a declining market, assets under management were down 1 percent from year-end 2000 to $168 billion at March 31, 2001. Assets under management include mutual fund assets, which grew to a record $87 billion, up 2 percent from year-end 2000. Money market net fund sales in the first quarter of 2001 reached a record $5 billion.

The brokerage sales force increased to nearly 7,800, mainly due to the addition of JWGenesis, a purchase acquisition that closed on January 1, 2001. This acquisition provided an additional independent distribution channel. The online brokerage channel grew 13 percent from year-end 2000, ending with 67,000 online enrollments at March 31, 2001.

--------------------------------------------------------------------------------
Capital Market Highlights                         Three Months Ended
                                                           March 31,       1Q01
                                                  ------------------        vs
(In millions)                                       2001        2000       1Q00
--------------------------------------------------------------------------------
Total revenue                                     $    726       929      (22)%
Provision for loan losses                               70        89      (21)
Noninterest expense                                    467       454        3
Operating earnings                                     150       278      (46)
Average loans, net                                  42,642    41,560        3
Average core deposits                                9,472     9,210        3
Economic capital                                  $  6,282     5,480       15 %
--------------------------------------------------------------------------------

                                     -more-

FIRST UNION REPORTS 1ST QUARTER EARNINGS/Page 5
----------------------------------------

Capital Markets encompasses Investment Banking and Corporate Banking businesses that offer a range of fixed income products, debt and equity products, structured products and advisory services for corporate and institutional clients. First quarter 2001 revenue declined 22 percent from the first quarter of 2000, primarily related to anticipated lower principal investing gains, which were down $242 million from an exceptionally strong first quarter of 2000. Fixed income fee and other income increased 90 percent from the first quarter of 2000, primarily driven by equity derivatives and fixed income sales and trading. The increase was offset by declines in the agency businesses, primarily loan syndications and asset securitization. Restructuring actions undertaken in 2000 to streamline and focus Capital Markets businesses showed solid results in the first quarter of 2001, with a modest 3 percent growth in noninterest expense from the first quarter of 2000.

First Union (NYSE:FTU), with $253 billion in assets and stockholders' equity of $16 billion at March 31, 2001, is a leading provider of financial services to 15 million retail and corporate customers throughout the East Coast and the nation. The company operates full-service banking offices in 11 East Coast states and Washington, D.C., and full-service brokerage offices in 47 states. Online banking products and services can be accessed through www.firstunion.com.

Earnings Conference Call

First Union CFO Bob Kelly will review First Union's first quarter results in a pre-recorded conference call and audio webcast that will be available beginning at 8 a.m. today. Supplemental materials relating to the first quarter results are available on the Internet at www.ftuinvestor.com, and investors are encouraged to access such materials. In addition, he will be available for a live question-and-answer session on earnings results in a teleconference call at 1 p.m. today.

Webcast Instructions: To gain access to the webcast, which will be "listen-only," go to www.ftuinvestor.com and click on the link First Union First Quarter Earnings Audio Webcast. In order to listen to the webcast, you will need to download Real Player Basic 8.

Pre-Recorded Teleconference Instructions: At 8 a.m. today, the telephone number for the pre-recorded conference call is 800-294-9508 for U.S. callers or 402-220-3770 outside U.S. You will be asked to tell the answering coordinator your name and the name of your firm. Mention the conference Access Code: 33345.

Live Teleconference Instructions: At 1 p.m. today, the telephone number for the live question-and-answer session on earnings results is 888-989-7593 for U.S. callers (or 712-257-2881 for international callers). You will be asked to tell the answering coordinator your name and the name of your firm. Mention the conference Access Code: 33345.

Additional Information

This news release, the pre-recorded conference call and live question-and-answer session may contain certain forward-looking statements with respect to the goals, plans, objectives, intentions, expectations, financial condition, results of operations, future performance and business of First Union, including, without limitation, (i) statements relating to certain of First Union's goals and expectations with respect to earnings, revenue, expenses, and the growth rate in such items, as well as other measures of economic performance, including statements relating to estimates of credit quality trends, and (ii) statements preceded by, followed by or that include the words "may", "could", "would", "should", "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets" or similar expressions. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond First Union's control). A discussion of various factors that could cause First Union's actual results or conditions to differ materially from the goals, plans, objectives, intentions, and expectations expressed in such forward-looking statements is included in First Union's most recent annual, quarterly and current reports filed with the Securities and Exchange Commission, including its Current Report on Form 8-K dated April 16, 2001. Some of the factors described in those reports, include, without limitation, factors relating to (1) the strength of the U.S. economy in general and the strength of the local economies in which First Union conducts operations, which may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on First Union's loan portfolio and allowance for loan losses; (2) the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; (3) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on First Union's capital markets and capital management activities; (4) the impact of changes in financial services' laws and regulations (including laws concerning taxes, banking, securities and insurance); and (5) the effect of corporate restructuring, acquisitions and/or dispositions on First Union. Forward-looking statements speak only as of the date they are made. First Union does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

Shareholders are urged to read the joint proxy statement/prospectus regarding First Union's proposed transaction with Wachovia Corporation when it becomes available, because it will contain important information. Shareholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, without charge, at the SEC's internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to First Union Corporation, Investor Relations, One First Union Center, Charlotte, North Carolina, 28288-0206 (704-374-6782) or to Wachovia Corporation, 100 North Main Street, Winston-Salem, North Carolina 27150 (888-492-6397). Information regarding the participants in the proxy solicitation and a description of their direct and indirect interest, by security holdings or otherwise, is contained in the materials filed with the SEC by each of First Union and Wachovia on April 16, 2001.


                                     -more-

PAGE 6
FIRST UNION CORPORATION
FINANCIAL HIGHLIGHTS
(Unaudited)
----------------------------------------------------------------------------------------------------------------------------------

                                                                        2001                                                 2000
                                                                    ---------   --------------------------------------------------
(Dollars in millions, except                                           First        Fourth        Third       Second        First
  per share data)                                                    Quarter       Quarter      Quarter      Quarter      Quarter
----------------------------------------------------------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
Operating Earnings
  Net interest income - tax-equivalent                              $  1,734         1,757        1,860        1,930        1,989
  Fee and other income                                                 1,546         1,582        1,645        1,746        1,842
----------------------------------------------------------------------------------------------------------------------------------
  Total revenue - tax-equivalent                                       3,280         3,339        3,505        3,676        3,831
  Provision for loan losses                                              219           192          142          228          192
  Noninterest expense                                                  2,138         2,132        2,328        2,366        2,387
  Income taxes - tax-equivalent                                          313           334          333          368          414
----------------------------------------------------------------------------------------------------------------------------------
  Income before restructuring, merger-
    related and other charges and
    cumulative effect of a change in
    accounting principle (Operating earnings)                            610           681          702          714          838
After-tax restructuring, merger-related
  and other charges                                                      (26)          (36)         150       (2,913)           2
----------------------------------------------------------------------------------------------------------------------------------
Income (loss) before cumulative effect
  of a change in accounting principle                                    584           645          852       (2,199)         840
Cumulative effect of a change in the
  accounting for beneficial interests, net of tax                          -           (46)           -            -            -
----------------------------------------------------------------------------------------------------------------------------------
Net income (loss) (As reported)                                     $    584           599          852       (2,199)         840
----------------------------------------------------------------------------------------------------------------------------------
DILUTED EARNINGS PER SHARE
Income before restructuring, merger-
  related and other charges and
  cumulative effect of a change in
  accounting principle                                              $   0.62          0.69         0.71         0.73         0.85
Income (loss) before cumulative effect
  of a change in accounting principle                                   0.59          0.65         0.86        (2.27)        0.85
Net income (loss)                                                   $   0.59          0.60         0.86        (2.27)        0.85
----------------------------------------------------------------------------------------------------------------------------------
PROFITABILITY (Operating earnings)
Return on average stockholders' equity                                 15.64 %       15.36        15.76        17.74        20.31
Net interest margin                                                     3.42          3.46         3.52         3.51         3.69
Fee and other income as % of total revenue                             47.13         47.38        46.93        47.50        48.08
Overhead efficiency ratio                                              65.18         63.85        66.42        64.36        62.31
Effective income tax rate                                              31.54 %       31.21        30.43        32.45        31.81
----------------------------------------------------------------------------------------------------------------------------------
CASH OPERATING EARNINGS
Net income                                                          $    684           753          778          807          932
Diluted earnings per share                                          $   0.69          0.76         0.79         0.82         0.95
Return on average tangible stockholders' equity                        22.91 %       21.55        22.15        30.18        34.03
Return on average stockholders' equity                                 17.52         17.00        17.47        20.04        22.59
Overhead efficiency ratio                                              62.80 %       61.46        64.17        61.64        59.65
Operating leverage                                                  $    (67)           31         (154)        (136)         (13)
----------------------------------------------------------------------------------------------------------------------------------

PAGE 7
FIRST UNION CORPORATION
OTHER FINANCIAL DATA
(Unaudited)
------------------------------------------------------------------------------------------------------------------------------------

                                                                         2001                                                2000
                                                                    ------------   -------------------------------------------------
                                                                        First        Fourth        Third       Second        First
(Dollars in millions)                                                 Quarter       Quarter      Quarter      Quarter      Quarter
-----------------------------------------------------------------------------------------------------------------------------------
CAPITAL ADEQUACY(a)
Tier I capital ratio                                                     7.16 %        7.02         7.00         6.65         6.94
Total capital ratio                                                     11.29         11.19        11.32        10.57        10.67
Leverage ratio                                                           5.88 %        5.92         5.73         5.34         5.94
-----------------------------------------------------------------------------------------------------------------------------------
ASSET QUALITY
Allowance as % of loans, net                                             1.43 %        1.39         1.39         1.33         1.30
Allowance as % of nonperforming assets                                    132           135          181          193          139
Net charge-offs as % of average loans, net                               0.53          0.64         0.46         0.69         0.57
Nonperforming assets to loans, net,
  foreclosed properties and assets
  held for sale                                                          1.30 %        1.22         0.98         0.87         0.92
-----------------------------------------------------------------------------------------------------------------------------------
OTHER DATA
Employees (FTEs)                                                       69,368        69,971       70,533       72,890       72,016
Branches                                                                2,164         2,193        2,253        2,258        2,305
ATMs                                                                    3,676         3,772        3,831        3,832        3,786
Shares outstanding (In thousands)                                     981,268       979,963      986,004      986,394      984,148
Common stock price                                                  $   33.00         27.81        32.19        25.00        37.25
Book value per common share                                         $   16.39         15.66        15.00        14.14        17.16
Common stock price to book value                                          201 %         178          215          177          217
Market capitalization                                               $  32,382        27,253       31,739       24,660       36,660
Dividends paid per common share                                     $    0.24          0.48         0.48         0.48         0.48
---------------------------------------------------------------------------------------------------------  ------------------------
AVERAGE BALANCE SHEET DATA
Commercial loans, net                                               $  77,270        76,253       75,380       75,951       73,939
Consumer loans, net                                                    42,580        43,840       48,095       56,663       57,542
Loans, net                                                            119,850       120,093      123,475      132,614      131,481
Earning assets                                                        203,720       202,606      211,089      220,061      215,754
Total assets                                                          245,469       239,375      246,818      255,583      248,290
Core deposits                                                         118,192       118,944      118,074      118,256      118,072
Total deposits                                                        137,282       138,329      143,112      141,204      140,421
Interest-bearing liabilities                                          183,995       181,832      190,146      196,954      191,680
Stockholders' equity                                                $  15,846        14,753       14,236       16,614       16,583
-----------------------------------------------------------------------------------------------------------------------------------
PERIOD END BALANCE SHEET DATA
Commercial loans, net                                               $  80,470        80,240       79,361       78,615       78,100
Consumer loans, net                                                    42,383        43,520       44,058       49,744       57,703
Loans, net                                                            122,853       123,760      123,419      128,359      135,803
Total assets                                                          252,949       254,170      246,640      257,994      253,648
Core deposits                                                         120,786       122,383      118,317      119,352      119,928
Total deposits                                                        140,795       142,668      138,870      144,864      139,890
Stockholders' equity                                                $  16,081        15,347       14,795       13,951       16,884
-----------------------------------------------------------------------------------------------------------------------------------

(a) The first quarter of 2001 is based on estimates.

PAGE 8
FIRST UNION CORPORATION
CONSOLIDATED CONDENSED STATEMENTS OF INCOME
(Unaudited)
--------------------------------------------------------------------------------------------------------------------------

                                                                                        Three Months Ended March 31, 2001
                                                                                   ---------------------------------------
                                                                                                   Restructuring
                                                                                                    and Other
                                                                                      Operating      Charges/        As
(In millions)                                                                          Earnings       Gains       Reported
--------------------------------------------------------------------------------------------------------------------------
Net interest income                                                                   $  1,702            -        1,702
Provision for loan losses                                                                  219            -          219
--------------------------------------------------------------------------------------------------------------------------
Net interest income after provision
  for loan losses                                                                        1,483            -        1,483
--------------------------------------------------------------------------------------------------------------------------
Fee and other income
  Service charges and fees                                                                 468            -          468
  Advisory, underwriting and other
    Capital Markets fees                                                                   198            -          198
  Other income
    Security transactions - portfolio                                                      (16)           -          (16)
    Asset sales and securitization                                                          12          (44)         (32)
    Gain on sale of branches                                                                 -           73           73
    Other income                                                                           884           (1)         883
--------------------------------------------------------------------------------------------------------------------------
        Total fee and other income                                                       1,546           28        1,574
--------------------------------------------------------------------------------------------------------------------------
Noninterest expense
  Restructuring charges                                                                      -            2            2
  Other noninterest expense                                                              2,138           69        2,207
--------------------------------------------------------------------------------------------------------------------------
        Total noninterest expense                                                        2,138           71        2,209
--------------------------------------------------------------------------------------------------------------------------
Income before income taxes (benefits)                                                      891          (43)         848
Income taxes (benefits)                                                                    281          (17)         264
--------------------------------------------------------------------------------------------------------------------------
        Net income                                                                    $    610          (26)         584
--------------------------------------------------------------------------------------------------------------------------
Diluted earnings per share                                                            $   0.62        (0.03)        0.59
--------------------------------------------------------------------------------------------------------------------------

PAGE 9
FIRST UNION CORPORATION
CONSOLIDATED STATEMENTS OF OPERATING EARNINGS (a)
(Unaudited)
------------------------------------------------------------------------------------------------------------------------------------

                                                                        2001                                                  2000
                                                                    ------------   -------------------------------------------------
                                                                        First        Fourth        Third       Second        First
(In millions, except per share data)                                   Quarter       Quarter      Quarter      Quarter      Quarter
------------------------------------------------------------------------------------------------------------------------------------
INTEREST INCOME
Interest and fees on loans                                          $  2,526         2,701        2,768        2,929        2,848
Interest and dividends on securities                                     925           939          975        1,023          966
Trading account interest                                                 204           199          212          218          191
Other interest income                                                    370           425          510          322          308
----------------------------------------------------------------------------------------------------------------------------------
        Total interest income                                          4,025         4,264        4,465        4,492        4,313
----------------------------------------------------------------------------------------------------------------------------------
INTEREST EXPENSE
Interest on deposits                                                   1,253         1,367        1,422        1,285        1,195
Interest on short-term borrowings                                        493           538          609          750          639
Interest on long-term debt                                               577           627          600          552          513
----------------------------------------------------------------------------------------------------------------------------------
        Total interest expense                                         2,323         2,532        2,631        2,587        2,347
----------------------------------------------------------------------------------------------------------------------------------
Net interest income                                                    1,702         1,732        1,834        1,905        1,966
Provision for loan losses                                                219           192          142          228          192
----------------------------------------------------------------------------------------------------------------------------------
Net interest income after provision for loan losses                    1,483         1,540        1,692        1,677        1,774
----------------------------------------------------------------------------------------------------------------------------------
FEE AND OTHER INCOME
Service charges and fees                                                 468           481          508          491          486
Commissions                                                              375           383          365          375          468
Fiduciary and asset management fees                                      381           387          384          374          366
Advisory, underwriting and other Capital Markets fees                    198           187          148          182          209
Principal investing                                                      (43)          (43)          34          205          199
Other income                                                             167           187          206          119          114
----------------------------------------------------------------------------------------------------------------------------------
        Total fee and other income                                     1,546         1,582        1,645        1,746        1,842
----------------------------------------------------------------------------------------------------------------------------------
NONINTEREST EXPENSE
Salaries and employee benefits                                         1,329         1,243        1,381        1,396        1,429
Occupancy                                                                163           150          157          155          157
Equipment                                                                205           221          213          210          214
Advertising                                                                9            16           14           31           30
Communications and supplies                                              110           123          117          122          125
Professional and consulting fees                                          73            97           87           82           71
Goodwill and other intangible amortization                                78            80           79          100          102
Sundry expense                                                           171           202          280          270          259
----------------------------------------------------------------------------------------------------------------------------------
        Total noninterest expense                                      2,138         2,132        2,328        2,366        2,387
----------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                               891           990        1,009        1,057        1,229
Income taxes                                                             281           309          307          343          391
----------------------------------------------------------------------------------------------------------------------------------
        Net operating earnings                                      $    610           681          702          714          838
----------------------------------------------------------------------------------------------------------------------------------
Diluted earnings per share                                          $   0.62          0.69         0.71         0.73         0.85
----------------------------------------------------------------------------------------------------------------------------------

(a) Operating earnings exclude restructuring, merger-related and other charges and gains and cumulative effect of a change in accounting principle.

PAGE 10
FIRST UNION CORPORATION
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(Unaudited)
------------------------------------------------------------------------------------------------------------------------------------

                                                                        2001                                                 2000
                                                                    ------------   -------------------------------------------------
                                                                        First        Fourth        Third       Second        First
(In millions, except per share data)                                   Quarter       Quarter      Quarter      Quarter      Quarter
------------------------------------------------------------------------------------------------------------------------------------
INTEREST INCOME
Interest and fees on loans                                          $   2,526         2,701        2,768        2,929        2,848
Interest and dividends on securities                                      925           939          975        1,023          966
Trading account interest                                                  204           199          212          218          191
Other interest income                                                     370           425          510          322          308
-----------------------------------------------------------------------------------------------------------------------------------
        Total interest income                                           4,025         4,264        4,465        4,492        4,313
-----------------------------------------------------------------------------------------------------------------------------------
INTEREST EXPENSE
Interest on deposits                                                    1,253         1,367        1,422        1,285        1,195
Interest on short-term borrowings                                         493           538          609          750          639
Interest on long-term debt                                                577           627          600          552          513
-----------------------------------------------------------------------------------------------------------------------------------
        Total interest expense                                          2,323         2,532        2,631        2,587        2,347
-----------------------------------------------------------------------------------------------------------------------------------
Net interest income                                                     1,702         1,732        1,834        1,905        1,966
Provision for loan losses                                                 219           192          322        1,030          192
-----------------------------------------------------------------------------------------------------------------------------------
Net interest income after provision for loan losses                     1,483         1,540        1,512          875        1,774
-----------------------------------------------------------------------------------------------------------------------------------
FEE AND OTHER INCOME
Service charges and fees                                                  468           481          506          447          486
Commissions                                                               375           383          365          375          468
Fiduciary and asset management fees                                       381           387          384          374          366
Advisory, underwriting and other Capital Markets fees                     198           182          145          182          209
Principal investing                                                       (43)          (43)          34          205          199
Other income                                                              195           363          749         (649)         114
-----------------------------------------------------------------------------------------------------------------------------------
        Total fee and other income                                      1,574         1,753        2,183          934        1,842
-----------------------------------------------------------------------------------------------------------------------------------
NONINTEREST EXPENSE
Salaries and employee benefits                                          1,373         1,407        1,427        1,396        1,429
Occupancy                                                                 164           150          160          155          157
Equipment                                                                 211           233          213          210          214
Advertising                                                                14            35           18           31           30
Communications and supplies                                               110           130          125          123          125
Professional and consulting fees                                           83           104           91           82           71
Goodwill and other intangible amortization                                 78            80           79          100          102
Restructuring and merger-related charges                                    2            33           52        2,110           (5)
Sundry expense                                                            174           205          283          296          259
-----------------------------------------------------------------------------------------------------------------------------------
        Total noninterest expense                                       2,209         2,377        2,448        4,503        2,382
-----------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes (benefits) and
  cumulative effect of a change in accounting principle                   848           916        1,247       (2,694)       1,234
Income taxes (benefits)                                                   264           271          395         (495)         394
-----------------------------------------------------------------------------------------------------------------------------------
------------------------------------------
Income (loss) before cumulative effect of a change
  in accounting principle                                                 584           645          852       (2,199)         840
Cumulative effect of a change in the
  accounting for beneficial interests, net of tax                           -           (46)           -            -            -
-----------------------------------------------------------------------------------------------------------------------------------
        Net income (loss)                                           $     584           599          852       (2,199)         840
-----------------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA
Basic
  Income (loss) before change in accounting principle               $    0.60          0.66         0.87        (2.27)        0.86
  Net income (loss)                                                      0.60          0.61         0.87        (2.27)        0.86
Diluted
  Income (loss) before change in accounting principle                    0.59          0.65         0.86        (2.27)        0.85
  Net income (loss)                                                      0.59          0.60         0.86        (2.27)        0.85
Dividends paid per common share                                     $    0.24          0.48         0.48         0.48         0.48
AVERAGE SHARES (In thousands)
Basic                                                                 967,671       969,097      971,453      969,707      972,174
Diluted                                                               975,847       990,445      986,763      981,940      984,095
-----------------------------------------------------------------------------------------------------------------------------------

PAGE 11
FIRST UNION CORPORATION
CONSOLIDATED BALANCE SHEETS
(Unaudited)
------------------------------------------------------------------------------------------------------------------------------------

                                                                      2001                                                 2000
                                                                  --------------   -------------------------------------------------
                                                                      First        Fourth        Third       Second        First
(In millions, except per share data)                                 Quarter       Quarter      Quarter      Quarter      Quarter
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and due from banks                                           $    7,857         9,906        7,063        8,028        7,854
Interest-bearing bank balances                                         2,971         3,239        4,585        1,913        1,037
Federal funds sold and securities purchased
  under resale agreements                                             11,866        11,240        5,395        9,054        8,206
----------------------------------------------------------------------------------------------------------------------------------
        Total cash and cash equivalents                               22,694        24,385       17,043       18,995       17,097
----------------------------------------------------------------------------------------------------------------------------------
Trading account assets                                                20,431        21,630       17,417       18,237       17,076
Securities                                                            51,528        49,246       52,065       55,203       52,089
Loans, net of unearned income                                        122,853       123,760      123,419      128,359      135,803
  Allowance for loan losses                                           (1,759)       (1,722)      (1,720)      (1,706)      (1,760)
----------------------------------------------------------------------------------------------------------------------------------
        Loans, net                                                   121,094       122,038      121,699      126,653      134,043
----------------------------------------------------------------------------------------------------------------------------------
Premises and equipment                                                 4,968         5,024        5,090        5,211        5,171
Due from customers on acceptances                                        894           874          968          839          842
Goodwill and other intangible assets                                   3,690         3,664        3,756        3,736        5,581
Other assets                                                          27,650        27,309       28,602       29,120       21,749
----------------------------------------------------------------------------------------------------------------------------------
        Total assets                                              $  252,949       254,170      246,640      257,994      253,648
----------------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits
  Noninterest-bearing deposits                                        28,582        30,315       28,501       30,229       29,885
  Interest-bearing deposits                                          112,213       112,353      110,369      114,635      110,005
----------------------------------------------------------------------------------------------------------------------------------
        Total deposits                                               140,795       142,668      138,870      144,864      139,890
Short-term borrowings                                                 39,719        39,446       39,388       50,883       49,389
Bank acceptances outstanding                                             902           880          976          847          847
Trading account liabilities                                            8,130         7,475        5,138        4,541        4,605
Other liabilities                                                     11,230        12,545       11,215        9,768        8,990
Long-term debt                                                        36,092        35,809       36,258       33,140       33,043
----------------------------------------------------------------------------------------------------------------------------------
        Total liabilities                                            236,868       238,823      231,845      244,043      236,764
----------------------------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY
Preferred stock                                                            -             -            -            -            -
Common stock, $3.33-1/3 par value;
  authorized 2 billion shares                                          3,271         3,267        3,287        3,288        3,280
Paid-in capital                                                        6,307         6,272        6,211        6,066        6,021
Retained earnings                                                      6,281         6,021        6,135        5,783        8,557
Accumulated other comprehensive income, net                              222          (213)        (838)      (1,186)        (974)
----------------------------------------------------------------------------------------------------------------------------------
        Total stockholders' equity                                    16,081        15,347       14,795       13,951       16,884
----------------------------------------------------------------------------------------------------------------------------------
        Total liabilities and stockholders' equity                $  252,949       254,170      246,640      257,994      253,648
----------------------------------------------------------------------------------------------------------------------------------

    *************************************************************************

     THE FOLLOWING IS FIRST UNION'S FIRST QUARTER 2001 SUPPLEMENTAL EARNINGS PACKAGE

[FIRST UNION LOGO APPEARS HERE]

                               FIRST QUARTER 2001
                          SUPPLEMENTAL EARNINGS PACKAGE
      (ALL COMPARISONS ARE WITH FOURTH QUARTER 2000 UNLESS OTHERWISE NOTED)


                                TABLE OF CONTENTS

   Highlights of the Quarter.................................................2

   Performance Review........................................................3

   Earnings Summary..........................................................4

   Net Interest Income.......................................................4

   Fee and Other Income......................................................6

   Noninterest Expense.......................................................7

   Asset Quality.............................................................8

   Loans Held For Sale.......................................................9

   Restructuring and Divestitures...........................................10

   Business Segment Results.................................................11

   Key Definitions..........................................................12

   General Bank.............................................................13

   Capital Management.......................................................18

   Capital Markets..........................................................22

   Parent...................................................................25


ALL INFORMATION EXCLUDES RESTRUCTURING AND OTHER CHARGES/GAINS AND IS BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE EXCEPT WHERE SPECIFICALLY NOTED.

--------------------------------------------------------------------------------
                                                                          PAGE-1

HIGHLIGHTS OF THE QUARTER
-------------------------

o        Earnings:

         o        Operating EPS of $0.62 per share ($0.69 on a cash basis).

         o Net income before restructuring and other charges/gains and an accounting change for 1Q01 was $610 million, down 10% from $681 million in 4Q00. Fully diluted EPS was down 10% from $0.69 per share to $0.62.

         o Reported net income for 1Q01 was $584 million, or $0.59 per share. This included $0.03 in net restructuring and other charges/gains. Reported net income in 4Q00 was $0.60 per share, which included $0.04 in net restructuring and other charges/gains, and a $0.05 cumulative effect of a change in accounting principle.

         o        Expense growth was 0%.

         o Average diluted shares declined due to market value impact on share equivalents included in forward contracts. No impact on EPS.

o        Core businesses showed resilience in a difficult market:

         o        General Bank deposits and loans up in seasonally slow quarter;
                  customer service scores improved again.

         o Capital Management Wealth and Trust Services and Retail Brokerage Services revenue down slightly despite market turbulence.

         o Capital Markets revenues up in a difficult market despite a negative contribution from principal investing.

o        Credit:

         o        Reserves for loan losses increased by $37 million.

         o        Total NPAs rose 4%. Charge-offs were 0.53% of loans.

o        Restructuring program on schedule:

         o Completed previously announced sale of 26 branches resulting in a gain of $73 million pre-tax.

         o Securitized and sold $3.2 billion of The Money Store loans in Assets Held for Sale related to the restructuring program; remaining TMS loans in AHFS is $0.4 billion. Sold $150 million of commercial loans related to restructuring program in AHFS; remaining commercial balance is approximately $300 million. Total AHFS from strategic repositioning now $689 million, down from $4.3 billion in 4Q00.

o SFAS 133: The impact of the adoption of SFAS 133 was immaterial to 1Q01 results.

--------------------------------------------------------------------------------
                                                                          PAGE-2

                                                 [FIRST UNION LOGO APPEARS HERE]
--------------------------------------------------------------------------------
PERFORMANCE REVIEW
------------------
Before Restructuring and Other Charges/Gains

----------------------------------------------------------------------------------------------------------------------------------
Operating Basis Performance Highlights                    2001                                               2000
                                                       -------      ----------------------------------------------         1Q01
                                                         First         Fourth        Third      Second       First           vs
(In millions, except per share data)                   Quarter        Quarter      Quarter     Quarter     Quarter         4Q00
----------------------------------------------------------------------------------------------------------------------------------
Operating earnings
Net income                                           $     610           681           702        714         838          (10) %
Diluted earnings per share                           $    0.62          0.69          0.71       0.73        0.85          (10)
Return on average assets                                  1.01 %        1.12          1.12       1.13        1.36            -
Return on average stockholders' equity                   15.64         15.36         15.76      17.74       20.31            -
Overhead efficiency ratio                                65.18 %       63.85         66.42      64.36       62.31            -
Operating leverage                                   $     (65)           30          (133)      (134)        (10)           -  %
----------------------------------------------------------------------------------------------------------------------------------
Cash operating earnings
Net income                                           $     684           753           778        807         932           (9) %
Diluted earnings per share                           $    0.69          0.76          0.79       0.82        0.95           (9)
Return on average tangible assets                         1.15 %        1.26          1.26       1.30        1.54            -
Return on average tangible stockholders' equity          22.91         21.55         22.15      30.18       34.03            -
Overhead efficiency ratio                                62.80 %       61.46         64.17      61.64       59.65            -
Operating leverage                                   $     (67)           31          (154)      (136)        (13)           -  %
----------------------------------------------------------------------------------------------------------------------------------
Other financial data
Net interest margin                                       3.42 %        3.46          3.52       3.51        3.69            -  %
Fee income as % of total revenue                         47.13 %       47.38         46.93      47.50       48.08            -
Effective tax rate                                       31.54 %       31.21         30.43      32.45       31.81            -
Period-end common stock price                        $   33.00         27.81         32.19      25.00       37.25           19  %
----------------------------------------------------------------------------------------------------------------------------------
Asset quality
Net charge-offs as % of average loans, net                0.53 %        0.64          0.46       0.69        0.57            -
Nonperforming assets to loans, net,
Foreclosed properties and assets held for sale            1.30 %        1.22          0.98       0.87        0.92            -
----------------------------------------------------------------------------------------------------------------------------------
Capital adequacy
Tier 1 capital ratio (a)                                  7.16          7.02          7.00       6.65        6.94            -
Total capital ratio (a)                                  11.29         11.19         11.32      10.57       10.67            -
Average ratio (a)                                         5.88 %        5.92          5.73       5.34        5.94            -
----------------------------------------------------------------------------------------------------------------------------------
Other
Average diluted shares (In thousands)                  975,847       990,445       986,763    981,940     984,095           (1) %
Actual shares (In thousands)                           981,268       979,963       986,004    986,394     984,148            -
Dividends paid per common share                      $    0.24          0.48          0.48       0.48        0.48          (50)
Dividend payout ratio                                    38.71 %       69.57         67.42      65.75       56.47            -
Book value per share                                 $   16.39         15.66         15.00      14.14       17.16            5
FTE employees                                           69,368        69,971        70,533     72,890      72,016           (1) %
----------------------------------------------------------------------------------------------------------------------------------
(a) The first quarter of 2001 is based on estimates.
----------------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                                                          PAGE-3

EARNINGS SUMMARY
----------------

Before Restructuring and Other Charges/Gains

----------------------------------------------------------------------------------------------------------------------------------
Operating Earnings Summary                               2001                                               2000
                                                       -------      ----------------------------------------------         1Q01
                                                         First         Fourth        Third      Second       First           vs
(In millions, except per share data)                   Quarter        Quarter      Quarter     Quarter     Quarter         4Q00
----------------------------------------------------------------------------------------------------------------------------------
Net interest income (Tax-equivalent)                    $1,734         1,757         1,860      1,930       1,989          (1)%
Fee and other income                                     1,546         1,582         1,645      1,746       1,842          (2)
----------------------------------------------------------------------------------------------------------------------------------
     Total revenue (Tax-equivalent)                      3,280         3,339         3,505      3,676       3,831          (2)
Provision for loan losses                                  219           192           142        228         192          14
Noninterest expense                                      2,138         2,132         2,328      2,366       2,387           -
----------------------------------------------------------------------------------------------------------------------------------
Income before income taxes (Tax-equivalent)                923         1,015         1,035      1,082       1,252          (9)
Income taxes                                               281           309           307        343         391          (9)
Tax-equivalent adjustment                                   32            25            26         25          23          28
----------------------------------------------------------------------------------------------------------------------------------
Net income                                              $  610           681           702        714         838         (10)%
Net income (Cash basis)                                 $  684           753           778        807         932          (9)%
----------------------------------------------------------------------------------------------------------------------------------
Diluted earnings per share                              $ 0.62          0.69          0.71       0.73        0.85         (10)%
Diluted earnings per share (Cash basis)                 $ 0.69          0.76          0.79       0.82        0.95          (9)%
Return on average stockholders' equity                   15.64%        15.36         15.76      17.74       20.31           -
Return on average stockholders' equity (Cash basis)      22.91%        21.55         22.15      30.18       34.03           -
----------------------------------------------------------------------------------------------------------------------------------

NET INTEREST INCOME
-------------------

----------------------------------------------------------------------------------------------------------------------------------
Interest Income Summary                                   2001                                               2000
                                                       -------      ----------------------------------------------         1Q01
                                                         First         Fourth        Third      Second       First           vs
(In millions)                                          Quarter        Quarter      Quarter     Quarter     Quarter         4Q00
----------------------------------------------------------------------------------------------------------------------------------
Average earning assets                                $203,720       202,606       211,089    220,061     215,754           1%
Average interest-bearing liabilities                  $183,995       181,832       190,146    196,954     191,680           1%
----------------------------------------------------------------------------------------------------------------------------------
Interest income (Tax-equivalent)                      $  4,057         4,289         4,491      4,517       4,336          (5)%
Interest expense                                         2,323         2,532         2,631      2,587       2,347          (8)
----------------------------------------------------------------------------------------------------------------------------------
     Net interest income (Tax-equivalent)             $  1,734         1,757         1,860      1,930       1,989          (1)%
----------------------------------------------------------------------------------------------------------------------------------
Rate earned                                               8.03%         8.44          8.48       8.24        8.06           -
Equivalent rate paid                                      4.61          4.98          4.96       4.73        4.37           -
----------------------------------------------------------------------------------------------------------------------------------
     Net interest margin                                  3.42%         3.46          3.52       3.51        3.69           -
----------------------------------------------------------------------------------------------------------------------------------

KEY POINTS
o Margin declined 4 basis points to 3.42%, due to growth in trading account balances, primarily in equity derivatives

Net Interest Income (TE) decreased 1%, due in large part to the expiration of strategic off-balance sheet positions. Additionally, 4Q00 and 1Q01 branch divestitures reduced interest income by $15 million. Wider spreads resulting from the lower rate environment partially offset these factors.
         Net interest margin declined 4 bps to 3.42%. The margin decline was partially related to increased trading assets in the equity derivatives business. Off-balance-sheet derivatives contributed 14 bps to the margin, down from 15 bps in 4Q00. The impact of the 4Q00 expiration of strategic off-balance sheet positions was largely offset by new interest rate derivative positions.

--------------------------------------------------------------------------------
                                                                          PAGE-4

----------------------------------------------------------------------------------------------------------------------------------
Average Balance Sheet Data                                2001                                               2000
                                                       -------      ----------------------------------------------         1Q01
                                                         First         Fourth        Third      Second       First           vs
(In millions)                                          Quarter        Quarter      Quarter     Quarter     Quarter         4Q00
----------------------------------------------------------------------------------------------------------------------------------
Assets
----------------------------------------------------------------------------------------------------------------------------------
Securities and trading assets                         $ 63,732        62,123        64,984     68,977      65,715           3%
Commercial loans                                        77,270        76,253        75,380     75,951      73,939           1
Consumer loans                                          42,580        43,840        48,095     56,663      57,542          (3)
----------------------------------------------------------------------------------------------------------------------------------
 Total loans                                          $119,850       120,093       123,475     132,614    131,481           -%
----------------------------------------------------------------------------------------------------------------------------------
Other earning assets (a)                                20,138        20,390        22,630     18,470      18,558          (1)
Cash and other assets                                   41,749        36,769        35,729     35,522      32,536          14
----------------------------------------------------------------------------------------------------------------------------------
 Total assets                                         $245,469       239,375       246,818    255,583     248,290           3%
----------------------------------------------------------------------------------------------------------------------------------

Liabilities and Stockholders' Equity
----------------------------------------------------------------------------------------------------------------------------------
Core interest-bearing deposits                          91,149        91,069        89,637     89,285      89,385           -
Noninterest-bearing deposits                            27,043        27,875        28,437     28,971      28,687          (3)
----------------------------------------------------------------------------------------------------------------------------------
 Total core deposits                                   118,192       118,944       118,074    118,256     118,072          (1)
Foreign and other time deposits                         19,090        19,385        25,038     22,948      22,349          (2)
----------------------------------------------------------------------------------------------------------------------------------
 Total deposits                                       $137,282       138,329       143,112    141,204     140,421          (1)%
Short-term borrowings                                   37,125        35,670        40,208     51,166      47,382           4
Long-term debt                                          36,631        35,708        35,263     33,555      32,564           3
Other liabilities                                       18,585        14,915        13,999     13,044      11,340          25
----------------------------------------------------------------------------------------------------------------------------------
 Total liabilities                                     229,623       224,622       232,582    238,969     231,707           2
Stockholders' equity                                    15,846        14,753        14,236     16,614      16,583           7
----------------------------------------------------------------------------------------------------------------------------------
 Total liabilities and stockholders' equity           $245,469       239,375       246,818    255,583     248,290           3%
----------------------------------------------------------------------------------------------------------------------------------
Includes interest-bearing bank balances, federal funds sold and securities purchased under resale agreements.
----------------------------------------------------------------------------------------------------------------------------------

KEY POINTS
o   Loan growth of 2% excluding divestitures and securitizations
o Solid core deposit growth given normal seasonality - up to 1% excluding divestitures

         Average earning assets increased 1%.

                  Average loans were flat. Average commercial loans increased 1%, or 2% excluding a $475 million impact from the sale or divestiture of loans in 4Q00 and 1Q01. Average consumer loans declined 3%, but increased 2% excluding the impact of a late 4Q00 securitization of $1.2 billion in mortgages, the divestiture of an average $250 million in loans in 4Q00 and 1Q01, and planned runoff of the auto portfolio reduced loans an average of $425 million.

                  Securities and trading assets increased 3%. Securities were flat. Securities included a net $93 million in nonperforming securities we acquired under a credit derivative. Trading account assets increased 15%, the result of growth in the equity derivatives business. Other earning assets were relatively flat.

         Average interest-bearing liabilities increased 1%.

                  Average core deposits decreased 1%, but increased 1% excluding a $1.8 billion impact from the divestiture of deposits in 4Q00 and 1Q01. Results were solid given a normal seasonality in DDAs, with growth in low cost core deposits offsetting lower consumer CD balances. Other deposits decreased 2%, the result of lower foreign deposits. Total deposits declined 1%.

         Short-term borrowings increased 4% to support the increase in short-term assets. Long-term debt increased 3%. Retained earnings boosted equity by $1.1 billion or 7%.

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

FEE AND OTHER INCOME
--------------------

----------------------------------------------------------------------------------------------------------------------------------
Fee and Other Income                                      2001                                               2000
                                                       -------      ----------------------------------------------         1Q01
                                                         First         Fourth        Third      Second       First           vs
(In millions)                                          Quarter        Quarter      Quarter     Quarter     Quarter         4Q00
----------------------------------------------------------------------------------------------------------------------------------
Service charges and fees                                $  468           481           508        491         486          (3)%
Commissions                                                375           383           365        375         468          (2)
Fiduciary and asset management fees                        381           387           384        374         366          (2)
Advisory, underwriting and other
     Capital Markets fees                                  198           187           148        182         209           6
Principal investing                                        (43)          (43)           34        205         199           -
Other income                                               167           187           206        119         114         (11)
----------------------------------------------------------------------------------------------------------------------------------
     Total fee and other income                         $1,546         1,582         1,645      1,746       1,842          (2)%
----------------------------------------------------------------------------------------------------------------------------------

KEY POINTS
o Solid fiduciary, asset management and commissions performance given challenging market conditions
o Capital Markets fees up on increased activity; principal investing losses same as 4Q00
o Other income down due to offsetting items, lower securitization/other gains vs. 4Q00

Fee and other income declined 2%, as a weak market environment affected most fee income lines. Fees represented 47% of total revenue in 1Q01 and 48% in 4Q00.

Service Charges and Fees declined 3%, largely attributable to first quarter seasonal declines.

Commissions, which include brokerage and insurance commission income (but not brokerage asset-based fees), held up well given the market environment but were down 2%. Note that JW Genesis commissions are reported on a net fee basis and therefore do not impact trends materially.

Fiduciary and Asset Management fees also held up well, declining only 2% in a challenging market, reflecting our balanced mix of fixed income, value, and growth funds. For the quarter, the NASDAQ Composite was down 26% and the S&P 500 was down 12%.

Advisory, underwriting and other Capital Markets fees increased 6%. The quarter was particularly strong in equity derivatives and fixed income sales and trading, offset by lower results in agency businesses. Asset securitization results were negatively impacted by $46 million in trading losses, partially offset by improved results in loan syndications, high yield, and equity capital markets.

Principal Investing losses matched 4Q00, at ($43) million, as mark-to-market losses exceeded gains.

Other Income declined 11%. 1Q01 included a $75 million gain on the exchange of our interest in the Star ATM network, offset by $19 million in affordable housing write-downs, investment security losses of $16 million, and $27 million in market valuation adjustments on loans in the held for sale portfolio. 4Q00 included $49 million of securitization gains and $31 million of other gains, offset by $64 million in affordable housing write-downs.

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
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NONINTEREST EXPENSE
-------------------

----------------------------------------------------------------------------------------------------------------------------------
Noninterest Expense                                       2001                                               2000
                                                       -------      ----------------------------------------------         1Q01
                                                         First         Fourth        Third      Second       First           vs
(In millions)                                          Quarter        Quarter      Quarter     Quarter     Quarter         4Q00
----------------------------------------------------------------------------------------------------------------------------------
Salaries and employee benefits                          $1,329         1,243         1,381      1,396       1,429           7%
Occupancy                                                  163           150           157        155         157           9
Equipment                                                  205           221           213        210         214          (7)
Advertising                                                  9            16            14         31          30         (44)
Communications and supplies                                110           123           117        122         125         (11)
Professional and consulting fees                            73            97            87         82          71         (25)
Goodwill and other intangible amortization                  78            80            79        100         102          (3)
Sundry expense                                             171           202           280        270         259         (15)
----------------------------------------------------------------------------------------------------------------------------------
     Total noninterest expense                          $2,138         2,132         2,328      2,366       2,387           -%
----------------------------------------------------------------------------------------------------------------------------------
FTE employees                                           69,368        69,971        70,533     72,890      72,016          (1)%
Overhead efficiency ratio (Cash basis)                   62.80%        61.46         64.17      61.64       59.65           -
----------------------------------------------------------------------------------------------------------------------------------

KEY POINTS
o   Total expenses were flat, the result of an intense focus on cost control
o Personnel expense up due to 4Q00 reductions in incentives to reflect full year 2000 performance

Noninterest expense was flat. Salaries and employee benefits expense rose 7%, due to 4Q00 adjustments to incentives to reflect full year 2000 performance. The increase was offset by declines in a number of other expense categories, the result of rigorous cost management. The quarter saw significant decreases in communications and supplies expense, professional and consulting expense, and sundry expense (primarily travel and entertainment). An increase in occupancy was offset by a decrease in equipment.

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ASSET QUALITY
-------------

----------------------------------------------------------------------------------------------------------------------------------
Asset Quality                                             2001                                               2000
                                                       -------      ----------------------------------------------         1Q01
                                                         First         Fourth        Third      Second       First           vs
(In millions)                                          Quarter        Quarter      Quarter     Quarter     Quarter         4Q00
----------------------------------------------------------------------------------------------------------------------------------
Nonperforming assets
Loans                                                   $1,231         1,176           854        791       1,175           5%
Other real estate                                          106           103            97         93          95           3
Loans in assets held for sale                              344           334           349        331          30           3
----------------------------------------------------------------------------------------------------------------------------------
     Total nonperforming assets                         $1,681         1,613         1,300      1,215       1,300           4%
----------------------------------------------------------------------------------------------------------------------------------
as % of loans, net                                        1.09%         1.03          0.77       0.69        0.93           -
----------------------------------------------------------------------------------------------------------------------------------
as % of loans, net, including assets held for sale        1.30%         1.22          0.98       0.87        0.92           -
----------------------------------------------------------------------------------------------------------------------------------
Allowance for loan losses
Balance, beginning of period                            $1,722         1,720         1,706      1,760       1,757           -%
Provision for loan losses                                  219           192           322      1,030         192          14
Allowance relating to loans acquired, transferred
  to other assets or sold                                  (23)            2          (166)      (856)          -           -
Loan losses, net                                          (159)         (192)         (142)      (228)       (189)        (17)
----------------------------------------------------------------------------------------------------------------------------------
Balance, end of period                                  $1,759         1,722         1,720      1,706       1,760           2%
----------------------------------------------------------------------------------------------------------------------------------
as % of loans, net                                        1.43%         1.39          1.39       1.33        1.30           -
as % of nonaccrual and restructured loans (a)              143           146           202        215         150           -
as % of nonperforming assets (a)                           132%          135           181        193         139           -
----------------------------------------------------------------------------------------------------------------------------------
Loan losses, net                                        $  159           192           142        228         189         (17)%
Commercial, as % of average commercial loans              0.56%         0.80          0.53       0.73        0.53           -
Consumer, as % of average consumer loans                  0.48          0.36          0.35       0.63        0.64           -
Total, as % of average loans, net                         0.53%         0.64          0.46       0.69        0.57           -
----------------------------------------------------------------------------------------------------------------------------------
(a) These ratios do not include nonperforming loans included in other assets as held for sale.
Loans 90 days past due were $220 million, $183 million, $145 million, $84 million and $134 million in the first quarter of 2001 and in the fourth, third, second and first quarters of 2000, respectively.
----------------------------------------------------------------------------------------------------------------------------------

KEY POINTS
o Net loan losses improved 17% to $159 million; NPAs rose modestly to 1.30% of total loans
o   Charge-offs and NPA guidance remains unchanged
o   Allowance increased $37 million to 1.43%
o   Delinquencies 90 days past due were $220 million vs $183 million at December
    31

Net loan losses decreased $33 million, due to unusually high charge-offs in 4Q00. The charge-off ratio was 0.53% of average loans.

Provision for loan losses increased $27 million. Provision exceeded charge-offs by $60 million, and includes $15 million in provision recorded in connection with the transfer of nonperforming loans to assets held for sale.

Allowance for loan losses increased $37 million, to 1.43% of loans. The allowance to NPA ratio (excluding NPAs in loans held for sale) was relatively flat at 132%.

Nonperforming assets, including NPAs in assets held for sale, increased $68 million or 4%. An increase in commercial nonperforming loans was the principal driver of this increase. Nonperforming loans include troubled debt restructurings.

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
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
----------------------------------------------------------------------------------------------------------------------------------
Nonperforming Assets (a)                                  2001                                               2000
                                                       -------      ----------------------------------------------         1Q01
                                                         First         Fourth        Third      Second       First           vs
(In millions)                                          Quarter        Quarter      Quarter     Quarter     Quarter         4Q00
----------------------------------------------------------------------------------------------------------------------------------
Balance, beginning of period                            $1,279           951           884      1,270       1,066          34%
----------------------------------------------------------------------------------------------------------------------------------
Commercial loan activity
   New nonaccrual loans                                    251           481           217        242         303         (48)
   Advances                                                 15             6             6          -           -           -
   Charge-offs                                             (69)         (112)          (27)       (93)        (70)        (38)
   Transfers (to) from assets held for sale                  -            11           (46)      (223)          -        (100)
   Payments                                                (59)          (22)          (29)       (11)         (5)          -
   Sales                                                     -           (15)            -          -           -        (100)
   Other (activity under $5 million)                       (53)          (69)          (93)       (78)        (40)        (23)
----------------------------------------------------------------------------------------------------------------------------------
     Comomercial loan activity, net                         85           280            28       (163)        188         (70)
Consumer loan activity, net                                (27)           48            39       (223)         16           -
----------------------------------------------------------------------------------------------------------------------------------
     Change in nonperforming assets                         58           328            67       (386)        204         (82)
----------------------------------------------------------------------------------------------------------------------------------
Balance, end of period                                  $1,337         1,279           951        884       1,270           5%
----------------------------------------------------------------------------------------------------------------------------------
(a) Does not include nonperforming assets transferred to assets held for sale; which in the first quarter of 2001 and in the fourth, third, second and first quarters of 2000 were $344 million, $334 million, $349 million, $331 million and $30 million, respectively.
----------------------------------------------------------------------------------------------------------------------------------

ASSETS HELD FOR SALE
--------------------

--------------------------------------------------------------------------------------------------------------------
Assets Held for Sale                                      2001                                               2000
                                                       -------      ----------------------------------------------
                                                         First         Fourth        Third      Second       First
(In millions)                                          Quarter        Quarter      Quarter     Quarter     Quarter
--------------------------------------------------------------------------------------------------------------------
2000 Strategic Repositioning
Balance, beginning of period                           $ 4,263         4,983         6,326          -           -
Loans transferred to assets held for sale                    -             -           719      7,182           -
Allowance for loan losses related to
  loans transferred to assets held for sale                  -             2          (166)      (856)          -
Lower of cost or market valuation adjustments              (37)         (111)            -          -           -
Loans sold                                              (3,340)         (289)       (1,756)         -           -
Other, net (a)                                            (197)         (322)         (140)         -           -
--------------------------------------------------------------------------------------------------------------------
Balance, end of period                                     689         4,263         4,983      6,326           -
--------------------------------------------------------------------------------------------------------------------
Other
Balance, beginning of period                             3,883         4,108         4,310      4,875       4,866
Originations                                             4,521         2,701         2,495      1,568       1,781
Loans transferred to (from) assets held for sale           512          (556)          (24)      (515)       (298)
Lower of cost or market valuation adjustments              (43)          (33)          (46)       (53)        (31)
Loans sold                                              (2,608)       (2,204)       (2,587)    (1,408)     (1,397)
Other, net (a)                                            (164)         (133)          (40)      (157)        (46)
Balance, end of period                                   6,101         3,883         4,108      4,310       4,875
--------------------------------------------------------------------------------------------------------------------
Total loans held for sale, end of period                $6,790         8,146         9,091     10,636       4,875
--------------------------------------------------------------------------------------------------------------------
(a) Other, net represents primarily loan payments.
Nonperforming assets included in loans held for sale in the first quarter of 2001 and in the fourth, third, second and first quarters of 2000 were $344 million, $334 million, $349 million, $331 million and $30 million, respectively.
--------------------------------------------------------------------------------------------------------------------

KEY POINTS
o Securitized and sold $3.2 billion of The Money Store loans, sold $157 million commercial loans from strategic repositioning portfolio; $689 million balance remaining
o Growth in other assets held for sale (originations net of sales) primarily related to increased mortgage production due to lower rate environment

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--------------------------------------------------------------------------------
Strategic Repositioning: During the quarter we securitized and sold $3.2 billion of The Money Store home equity loans from assets held for sale. We retained, in investment securities, $906 million in investment grade securities, $164 million in noninvestment grade securities, and recorded $34 million in residual interests. We also sold $157 million of commercial loans from assets held for sale. A balance of $689 million remains from the total restructuring, with The Money Store loans accounting for approximately $400 million. Payments reduced balances by approximately $200 million, primarily on The Money Store portfolio.

Other: The increase in originations and loans sold related primarily to increased mortgage loan production due to the lower rate environment. Loans transferred into loans held for sale included $90 million of FUHEB NPAs and $21 million of related reserves to value the loans at LOCOM. The $21 million in reserves included $8 million in existing reserves and a $13 million 1Q01 provision.

RESTRUCTURING AND DIVESTITURES

--------------------------------------------------------------------------------------------------------------------
Restructuring Charges and Other Charges/Gains             2001                                               2000
                                                       -------      ----------------------------------------------
                                                         First         Fourth        Third      Second       First
(In millions)                                          Quarter        Quarter      Quarter     Quarter     Quarter
--------------------------------------------------------------------------------------------------------------------
Restructuring charges
Employee termination benefits                          $     2            10            27        135           -
Occupancy                                                    -             -            15         93           -
Goodwill and other asset impairments (noncash)               -             -             -      1,754           -
Other asset impairments                                     (1)           (1)          (16)        35           -
Contract cancellations                                      (1)          (10)            4         80           -
Other                                                        -             1             -          2           -
--------------------------------------------------------------------------------------------------------------------
  Total strategic repositioning charges                $     -             -            30      2,099           -
Reversal of March 1999 and other accruals                  (14)           (1)           (2)         -         (14)
--------------------------------------------------------------------------------------------------------------------
  Total                                                    (14)           (1)           28      2,099         (14)
EREN acquisition and other merger-related charges           16            34            24         11           9
--------------------------------------------------------------------------------------------------------------------
  Total                                                $     2            33            52      2,110          (5)
--------------------------------------------------------------------------------------------------------------------
Other charges/gains
Provision for loan losses                                    -             -           180        802           -
Service charges and fees                                     -             -             2         44           -
Other income                                               (28)         (171)         (540)       768           -
Other noninterest expense                                   69           212            68         27           -
--------------------------------------------------------------------------------------------------------------------
  Total other charges/gains                            $    41            41          (290)     1,641           -
--------------------------------------------------------------------------------------------------------------------
  Total restructuring and other charges/gains               43            74          (238)     3,751          (5)
Income tax (benefits)                                      (17)          (38)           88       (838)          3
--------------------------------------------------------------------------------------------------------------------
Other-tax restructuring, merger-related
  and other charges/gains                              $    26            36          (150)     2,913          (2)
--------------------------------------------------------------------------------------------------------------------

KEY POINTS

o Closed sale of remaining 26 branches ($617 million in deposits, $115 million in loans)
o  Gains on branch sales totaled $73 million pre-tax

         In 1Q01, we substantially completed the goals of the restructuring program. The company recorded a net loss of $26 million in after-tax restructuring and other charges and gains. This loss reflects continuing activity associated with our 2000 strategic review of the company's business lines and the decisions to dispose of or discontinue certain lines of business. Significant items included the following:

         o        Gain on sale of branches of $73 million

         o        Other noninterest expense charges of $69 million

         o        Market valuation adjustments on TMS loans of $44 million.

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BUSINESS SEGMENT RESULTS

                                                                                    Three Months Ended March 31, 2001
First Union Corporation                               ---------------------------------------------------------------
Performance Summary                                    General        Capital     Capital
(In millions)                                             Bank     Management     Markets       Parent   Consolidated
---------------------------------------------------------------------------------------------------------------------
Income statement data
---------------------
Net interest income                                   $  1,085            78          426          113        1,702
Fee and other income                                       340           765          312          129        1,546
Intersegment revenue                                        25           (12)         (12)          (1)           -
---------------------------------------------------------------------------------------------------------------------
  Total revenue                                          1,450           831          726          241        3,248
Provision for loan losses                                  101             -           70           48          219
Noninterest expense                                        908           658          467          105        2,138
Income tax expense                                         149            60           39           33          281
---------------------------------------------------------------------------------------------------------------------
  Operating earnings                                  $    292           113          150           55          610
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
Performance and other data
--------------------------
Economic profit                                       $    218            83          (24)          94          371
Risk adjusted return on capital (RAROC)                  36.62 %       45.96        10.46        35.35        24.05
Economic capital                                      $  3,586           987        6,282        1,651       12,506
Overhead efficiency ratio                                61.41 %       79.12        60.84        18.91        62.80
Average loans, net                                    $ 63,596         4,535       42,642        9,077      119,850
Average core deposits                                 $ 98,535         8,004        9,472        2,181      118,192
---------------------------------------------------------------------------------------------------------------------

Business segment results are on an operating basis, and accordingly, they exclude restructuring and other charges and gains related to our strategic repositioning which occurred in June 2000. Additionally, we have made several changes, as outlined below, in our segment reporting beginning this quarter. Each of the four quarters of 2000 has been restated to reflect these changes.

Segments and sub-segments have been realigned: Our business segments and sub-segments have been changed to provide information that is aligned with how we now manage our businesses.

Intersegment revenues and servicing cost allocations have been established:
Intersegment revenues (referral fees) are paid from the segment that "owns" a product to the segment that "sells" the product, and they are based upon comparable fees paid in the market and/or upon negotiated amounts which estimate the relative profitability value provided by the selling party. Cost allocation transfers are made for servicing provided from one business segment to another.

Improved allocation of capital: Revised studies have been completed to more accurately assess the risks inherent in each business unit, and capital has been assigned based upon that risk assessment. (See economic capital definition.)

New financial metrics have been implemented: Business units are measured on several new financial metrics including Risk Adjusted Return On Capital (RAROC) and Economic Profit (see definitions below).

Cost allocation methodologies have been enhanced: Activity-Based Costing studies have been completed on many business units to better align costs with products and their revenues.

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KEY DEFINITIONS
---------------

Activity-Based Costing - A method of determining product costs based upon detailed studies that align the cost of activities with the products those activities support.

Cost of Capital - The cost of capital rate is the minimum rate of return that must be earned so as not to dilute shareholder value. First Union's cost of capital rate has been established using the capital asset pricing model (CAPM) and is currently set at 12 percent. The cost of capital charge is determined by multiplying the cost of capital rate times the amount of economic capital.

Economic Capital - Capital assigned based on a statistical assessment of the credit, market and operating risks taken to generate profits in a particular business unit and/or product.

Economic Net Income - GAAP net income adjusted for a) intangibles amortization and b) the after-tax impact of expected losses vs. GAAP loan loss provision.

Economic Profit - Economic net income less the cost of capital charge.

Expected Losses - A long-term measure of credit losses expected on a specific loan or loan portfolio. The loss assigned is based upon studies that analyze the average annual loss rate on groups of loans across multiple business cycles.

RAROC - Risk Adjusted Return On Capital. RAROC is calculated by dividing economic net income by economic capital.


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                                                                         PAGE-12

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GENERAL BANK
------------

This segment consists of the Consumer, Commercial, and Small Business operations.

                                                          2001                                                 2000
General Bank                                          ---------   --------------------------------------------------    1Q01
Performance Summary                                      First        Fourth        Third       Second        First      vs
(In millions)                                          Quarter       Quarter      Quarter      Quarter      Quarter     4Q00
--------------------------------------------------------------------------------------------------------------------------------
Income statement data
---------------------
Net interest income                                   $  1,085         1,104        1,100        1,090        1,071      (2)%
Fee and other income                                       340           351          347          295          299      (3)
Intersegment revenue                                        25            25           24           25           26       -
--------------------------------------------------------------------------------------------------------------------------------
  Total revenue                                          1,450         1,480        1,471        1,410        1,396      (2)
Provision for loan losses                                  101            73           51           46           38      38
Noninterest expense                                        908           970          926          945          925      (6)
Income tax expense                                         149           142          163          137          142       5
--------------------------------------------------------------------------------------------------------------------------------
  Operating earnings                                  $    292           295          331          282          291      (1)%
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
Performance and other data
--------------------------
Economic profit                                       $    218           198          214          165          173      10 %
Risk adjusted return on capital (RAROC)                  36.62 %       33.44        33.97        29.01        30.55       -
Economic capital                                      $  3,586         3,692        3,897        3,918        3,766      (3)
Overhead efficiency ratio                                61.41 %       63.99        61.56        65.51        64.78       -
Average loans, net                                    $ 63,596        61,735       60,029       58,105       56,491       3
Average core deposits                                 $ 98,535        98,184       97,186       97,499       97,552       - %
--------------------------------------------------------------------------------------------------------------------------------

Key Points

o Solid loan growth of 3% and modest deposit growth in a seasonally down quarter
o Financial Centers recorded 8th consecutive quarterly increase in customer satisfaction measures
o Customer attrition was 13% for 4Q00 vs. 13.6% for 3Q00
o Financial Center staffing levels continue to run close to 100% level

                                                          2001                                                2000
General Bank Key Metrics                               ---------   --------------------------------------------------   1Q01
                                                         First        Fourth        Third       Second        First      vs
                                                        Quarter       Quarter      Quarter      Quarter      Quarter    4Q00
--------------------------------------------------------------------------------------------------------------------------------
Customer overall satisfaction score (a)                  6.29           6.27         6.22         6.19         6.13       -  %
Online customers (In thousands)                         2,640          2,367        2,149        1,868        1,583      12
Financial centers                                       2,164          2,193        2,253        2,258        2,305      (1)
ATMs                                                    3,676          3,772        3,831        3,832        3,786      (3) %
--------------------------------------------------------------------------------------------------------------------------------
(a) Gallup survey measured on a 1-7 scale; 6.4 = "best in class".
--------------------------------------------------------------------------------------------------------------------------------

Overall customer satisfaction score of 6.29 increased for the 8th consecutive quarter in 4Q00 and is on the cusp of "Best in Class." Online enrollments increased 12%.


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                                                                         PAGE-13
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CONSUMER

This sub-segment includes Retail Banking, First Union Mortgage Corp., First Union Home Equity Bank, Educaid, and other retail businesses.

                                                          2001                                                 2000
Consumer                                              ---------   --------------------------------------------------    1Q01
Performance Summary                                      First        Fourth        Third       Second        First      vs
(In millions)                                          Quarter       Quarter      Quarter      Quarter      Quarter     4Q00
--------------------------------------------------------------------------------------------------------------------------------
Income statement data
---------------------
Net interest income                                   $    756           757          760          758          737       - %
Fee and other income                                       259           268          252          232          218      (3)
Intersegment revenue                                        12            12           12           13           13       -
--------------------------------------------------------------------------------------------------------------------------------
  Total revenue                                          1,027         1,037        1,024        1,003          968       -
Provision for loan losses                                   59            34           31           25           25      74
Noninterest expense                                        696           728          710          717          708      (4)
Income tax expense                                          94            94           97           90           80       -
--------------------------------------------------------------------------------------------------------------------------------
  Operating earnings                                  $    178           181          186          171          155      (2)%
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
Performance and other data
--------------------------
Economic profit                                       $    146           134          132          114          103       9 %
Risk adjusted return on capital (RAROC)                  42.35 %       40.08        36.84        33.05        32.83       -
Economic capital                                      $  1,955         1,914        2,129        2,188        2,007       2
Overhead efficiency ratio                                66.60 %       69.01        68.11        70.26        71.83       -
Average loans, net                                    $ 33,300        32,136       30,765       29,324       27,779       4
Average core deposits                                 $ 80,249        79,897       79,504       79,838       79,553       - %
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                                         PAGE-33

Net interest income was flat, as lower spreads offset loan and deposit growth. Loans increased 4%, due to strong volume and low runoff of the existing portfolio. Deposits increased due to growth and lower attrition in low cost interest checking and savings, offsetting seasonal DDA fluctuations and CD portfolio declines.

Fee and Other Income declined 3%, due to the seasonality of ATM, debit card, and service charges.

Expenses decreased 4%, due to better expense control. Staffing levels continue to run close to 100%.

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                                                                         PAGE-14

                                                 [FIRST UNION LOGO APPEARS HERE]
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CONSUMER LOAN PRODUCTION

                                                          2001                                                2000
Consumer Loan Volume                                   ---------   --------------------------------------------------   1Q01
                                                         First        Fourth        Third       Second        First      vs
(In millions)                                           Quarter       Quarter      Quarter      Quarter      Quarter    4Q00
--------------------------------------------------------------------------------------------------------------------------------
Consumer direct                                        $ 1,210          1,246       1,320        1,548        1,301      (3) %
Prime equity lines                                       1,984          1,785       1,653        1,852        1,530      11
First Union Home Equity                                  1,274          1,289       1,245        1,083          934      (1)
First Union Mortgage Corporation                         3,394          2,415       2,311        2,434        1,792      41
Student, card and other                                    728            360         392          185          447       -
--------------------------------------------------------------------------------------------------------------------------------
  Total consumer loan volume                           $ 8,590          7,095       6,921        7,102        6,004      21  %
--------------------------------------------------------------------------------------------------------------------------------

Loan volume was up 21%, driven largely by increased refinancing volume in FUMC originations, continuing strong prime equity originations, seasonally strong student loan volume, and the start up of a new student loan referral program in 1Q01.

                                                          2001                                                2000
Consumer Average Loans                                 ---------   --------------------------------------------------   1Q01
                                                         First        Fourth        Third       Second        First      vs
(In millions)                                           Quarter       Quarter      Quarter      Quarter      Quarter    4Q00
--------------------------------------------------------------------------------------------------------------------------------
Consumer direct                                        $ 12,051        11,857      11,561       11,165       10,712       2  %
Prime equity lines                                        9,372         8,946       8,422        8,197        7,799       5
First Union Home Equity                                  11,097        10,577      10,053        9,295        8,645       5
First Union Mortgage Corporation                            439           401         377          368          367       9
Student, card and other                                     175           113         107          105           96      55
--------------------------------------------------------------------------------------------------------------------------------
  Consumer average loans                               $ 33,134        31,894      30,520       29,130       27,619       4  %
--------------------------------------------------------------------------------------------------------------------------------

Average loan outstandings increased 4%, attributable to solid volume and low runoff from the existing portfolio.

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                                                                         PAGE-15

                                                 [FIRST UNION LOGO APPEARS HERE]
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COMMERCIAL

This sub-segment includes middle-market Commercial, Commercial Real Estate and Government Banking.

--------------------------------------------------------------------------------------------------------------------------------
                                                          2001                                                 2000
Commercial                                            ---------   --------------------------------------------------    1Q01
Performance Summary                                      First        Fourth        Third       Second        First      vs
(In millions)                                          Quarter       Quarter      Quarter      Quarter      Quarter     4Q00
--------------------------------------------------------------------------------------------------------------------------------
Income statement data
---------------------
Net interest income                                   $    170           177          170          169          174      (4)%
Fee and other income                                        29            30           27           26           32      (3)
Intersegment revenue                                        12            13           12           12           12      (8)
--------------------------------------------------------------------------------------------------------------------------------
  Total revenue                                            211           220          209          207          218      (4)
Provision for loan losses                                   21            30           16           18            9     (30)
Noninterest expense                                        127           156          134          144          135     (19)
Income tax expense                                          18             4           15            9           20       -
--------------------------------------------------------------------------------------------------------------------------------
  Operating earnings                                  $     45            30           44           36           54      50 %
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
Performance and other data
--------------------------
Economic profit                                       $     10           (5)            -           (5)           6       - %
Risk adjusted return on capital (RAROC)                  15.47 %       10.46        12.14        10.31        13.79       -
Economic capital                                      $  1,114         1,247        1,227        1,219        1,249     (11)
Overhead efficiency ratio                                58.06 %       69.49        61.29        65.75        59.04       -
Average loans, net                                    $ 22,976        22,472       22,076       21,926       22,047       2
Average core deposits                                 $  9,601         9,267        8,708        8,767        9,184       4 %
--------------------------------------------------------------------------------------------------------------------------------

Net interest income decreased 4%, due primarily to spread compression in the falling interest rate environment. Loans increased 2%, with particular strength in Commercial and Commercial Real Estate. Deposits were up 4%, primarily in the Government business.

Fee and Other Income declined 3%, due to seasonal declines in other income offset by across the board increases in Commercial, Commercial Real Estate, and Government businesses.

Expenses decreased 19% attributable to strong expense control initiatives. We streamlined our commercial support functions and moved executive leadership closer to our customers.

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                                                                         PAGE-16

                                                 [FIRST UNION LOGO APPEARS HERE]
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SMALL BUSINESS

This sub-segment consists of Small Business Lending, Small Business Banking, and Small Business Capital (SBA).

--------------------------------------------------------------------------------------------------------------------------------
                                                          2001                                                2000
Small Business                                          ---------    -----------------------------------------------    1Q01
Performance Summary                                      First        Fourth        Third       Second        First      vs
(In millions)                                          Quarter       Quarter      Quarter      Quarter      Quarter     4Q00
--------------------------------------------------------------------------------------------------------------------------------
Income statement data
---------------------
Net interest income                                   $    159           170          170          163          160      (6)%
Fee and other income                                        52            53           68           37           49      (2)
Intersegment revenue                                         1             -            -            -            1       -
--------------------------------------------------------------------------------------------------------------------------------
  Total revenue                                            212           223          238          200          210      (5)
Provision for loan losses                                   21             9            4            3            4       -
Noninterest expense                                         85            86           82           84           82      (1)
Income tax expense                                          37            44           51           38           42     (16)
--------------------------------------------------------------------------------------------------------------------------------
  Operating earnings                                  $     69            84          101           75           82     (18)%
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
Performance and other data
--------------------------
Economic profit                                       $     62            69           82           56           64     (10)%
Risk adjusted return on capital (RAROC)                  60.52 %       63.41        72.20        56.30        62.70       -
Economic capital                                      $    517           531          541          511          510      (3)
Overhead efficiency ratio                                39.65 %       38.04        33.73        41.48        38.53       -
Average loans, net                                    $  7,320         7,127        7,188        6,855        6,665       3
Average core deposits                                 $  8,685         9,020        8,974        8,894        8,815      (4)%
--------------------------------------------------------------------------------------------------------------------------------

Net interest income decreased 6%, due primarily to lower spreads. Loans increased 3% as a result of growth in the Small Business Banking Division and Small Business Capital's 7(a) loans. Deposits declined 4%, primarily due to seasonality.

Fee and Other Income decreased 2%, but was flat including referral fees.

Expenses decreased 1% attributable to tighter expense control.


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                                                                         PAGE-17

                                                 [FIRST UNION LOGO APPEARS HERE]
--------------------------------------------------------------------------------

CAPITAL MANAGEMENT
------------------

This segment includes Asset Management, Retail Brokerage Services, and Wealth and Trust Services.

--------------------------------------------------------------------------------------------------------------------------------
                                                          2001                                                 2000
Capital Management                                    ---------   --------------------------------------------------    1Q01
Performance Summary                                      First        Fourth        Third       Second        First      vs
(In millions)                                          Quarter       Quarter      Quarter      Quarter      Quarter     4Q00
--------------------------------------------------------------------------------------------------------------------------------
Income statement data
----------------------
Net interest income                                   $     78            89           87           91           90     (12) %
Fee and other income                                       765           777          761          752          851      (2)
Intersegment revenue                                       (12)          (12)         (13)         (13)         (13)      -
--------------------------------------------------------------------------------------------------------------------------------
  Total revenue                                            831           854          835          830          928      (3)
Provision for loan losses                                    -             -            -            -            -       -
Noninterest expense                                        658           650          647          619          708       1
Income tax expense                                          60            70           64           72           75     (14)
--------------------------------------------------------------------------------------------------------------------------------
  Operating earnings                                  $    113           134          124          139          145     (16) %
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
Performance and other data
--------------------------
Economic profit                                       $     83           103           94          108          112     (19)%
Risk adjusted return on capital (RAROC)                  45.96 %       54.39        50.08        56.91        54.57       -
Economic capital                                      $    987           971          977          972        1,059       2
Overhead efficiency ratio                                79.12 %       76.09        77.37        74.56        76.26       -
Average loans, net                                    $  4,535         4,424        4,295        4.250        4,026       3
Average core deposits                                 $  8,004         7,879        7,935        7,888        7,740       2 %
--------------------------------------------------------------------------------------------------------------------------------

Key Points
o Good revenue performance during a period of steeply declining markets
o In Brokerage, higher asset-based fees offset lower brokerage commissions (Please note that JW Genesis commissions are reported on a net fee basis)
o Asset Management, Wealth and Trust Services balanced portfolio offerings mitigated the impact of lower market valuations, mutual fund assets reached a record level due to money market inflows

                                                          2001                                                2000
Capital Management Key Metrics                         ---------   --------------------------------------------------   1Q01
                                                         First        Fourth        Third       Second        First      vs
(In millions)                                           Quarter       Quarter      Quarter      Quarter      Quarter    4Q00
--------------------------------------------------------------------------------------------------------------------------------
Trust assets                                           $ 81,576        85,933       87,922       83,499       92,033      (5) %
Mutual fund assets                                       86,767        84,797       85,223       82,131       82,967       2
--------------------------------------------------------------------------------------------------------------------------------
  Total assets under management                        $168,343       170,730      173,145      165,630      175,000      (1) %
--------------------------------------------------------------------------------------------------------------------------------
Gross fluctuating mutual fund sales                    $  1,983         1,713        1,819        1,656        2,020      16  %
--------------------------------------------------------------------------------------------------------------------------------
Assets under care (Excluding AUM)                      $489,380       485,516      500,962      507,193      508,635       1  %
--------------------------------------------------------------------------------------------------------------------------------
Registered representatives (Actual)                       7,784         7,459        7,342        7,091        6,881       4
Brokerage offices (Actual)                                2,695         2,568        2,623        2,604        2,647       5  %
--------------------------------------------------------------------------------------------------------------------------------

Total AUM of $168 billion down 1% from 4Q00 reflecting

o  Trust Assets impacted by equity markets decline

o  Record Mutual Fund AUM driven by strong money market inflows

o Registered Reps up net 325 due to consummation of JW Genesis deal January 1, 2001


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                                                                         PAGE-18

                                                 [FIRST UNION LOGO APPEARS HERE]
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ASSET MANAGEMENT

This sub-segment consists of the mutual fund business (Evergreen Funds) and customized investment advisory services.

--------------------------------------------------------------------------------------------------------------------------------
                                                          2001                                                 2000
Asset Management                                    ---------   --------------------------------------------------      1Q01
Performance Summary                                      First        Fourth        Third       Second        First      vs
(In millions)                                          Quarter       Quarter      Quarter      Quarter      Quarter     4Q00
--------------------------------------------------------------------------------------------------------------------------------
Income statement data
---------------------
Net interest income                                   $    (11)           (9)          (8)          (6)          (5)    (22)%
Fee and other income                                       156           162          164          152          156      (4)
Intersegment revenue                                         -             -            -            -            -       -
--------------------------------------------------------------------------------------------------------------------------------
  Total revenue                                            145           153          156          146          151      (5)
Provision for loan losses                                    -             -            -            -            -       -
Noninterest expense                                         89            95           88           87           91      (6)
Income tax expense                                          20            20           23           20           21       -
--------------------------------------------------------------------------------------------------------------------------------
Operating earnings                                    $     36            38           45           39           39      (5)%
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
Performance and other data
--------------------------
Economic profit                                       $     33            35           41           35           36      (6)%
Risk adjusted return on capital (RAROC)                 121.77 %      121.95       142.18       128.70       131.45       -
Economic capital                                      $    121           125          125          122          120      (3)
Overhead efficiency ratio                                61.62 %       61.87        56.49        59.37        60.43       -
Average loans, net                                    $      1             -            -            -            -       -
Average core deposits                                 $      5             -            -            -            -       - %
--------------------------------------------------------------------------------------------------------------------------------

Fee and Other Income decreased 4%, despite strong fund sales, due to a reduction in equity asset values emanating from the recent decline in market values.

Expenses decreased 6%, due to continued emphasis on expense control.

----------------------------------------------------------------------------------------------------------------------------------
                                                          2001                                                        2000
Mutual Funds                            ----------------------   ---------------------------------------------------------    1Q01
                                                 First Quarter        Fourth Quarter      Third       Second        First      vs
                                        ----------------------   -------------------     Quarter      Quarter      Quarter    4Q00
(In billions)                             Amount     Fund Mix    Amount     Fund Mix
----------------------------------------------------------------------------------------------------------------------------------
Assets Under Management
Money market                              $ 53           61 %    $ 47           55 %       $ 44         41            41      13 %
Equity                                      22           25        26           31           29         29            30     (15)
Fixed income                                11           13        11           13           11         11            11       -
Annuity                                      1            1         1            1            1          1             1       -
----------------------------------------------------------------------------------------------------------------------------------
  Total mutual fund assets                $ 87          100 %    $ 85          100 %         85         82            83       2 %
----------------------------------------------------------------------------------------------------------------------------------

Money market sales of $5 billion were up 118% due to a flight to quality in unstable market conditions. Despite the poor equity environment, gross fluctuating fund sales of $2 billion essentially matched redemptions. Overall, this resulted in the asset mix shifting significantly from equity assets to money market assets under management.

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                                                                         PAGE-19

                                                 [FIRST UNION LOGO APPEARS HERE]
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RETAIL BROKERAGE SERVICES
This sub-segment includes Retail Brokerage, Insurance and Asset Management Accounts (Retail Investment Group).

--------------------------------------------------------------------------------------------------------------------------------
                                                          2001                                                 2000
Retail Brokerage Services                             ---------   --------------------------------------------------    1Q01
Performance Summary                                      First        Fourth        Third       Second        First      vs
(In millions)                                          Quarter       Quarter      Quarter      Quarter      Quarter     4Q00
--------------------------------------------------------------------------------------------------------------------------------
Income statement data
---------------------
Net interest income                                   $     36            41           38           38           39     (12)%
Fee and other income                                       492           491          480          485          581       -
Intersegment revenue                                       (11)          (12)         (12)         (13)         (13)      8
--------------------------------------------------------------------------------------------------------------------------------
  Total revenue                                            517           520          506          510          607      (1)
Provision for loan losses                                    -             -            -            -            -       -
Noninterest expense                                        451           442          446          424          512      (2)
Income tax expense                                          23            27           21           29           32     (15)
--------------------------------------------------------------------------------------------------------------------------------
  Operating earnings                                  $     43            51           39           57           63     (16)%
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
Performance and other data
--------------------------
Economic profit                                       $     23            32           19           38           41     (28)%
Risk adjusted return on capital (RAROC)                  26.57 %       32.01        23.99        35.70        34.29       -
Economic capital                                      $    650           640          646          645          739       2
Overhead efficiency ratio                                87.39 %       84.95        88.26        82.95        84.21       -
Average loans, net                                    $      1             -            1            -            1       -
Average core deposits                                 $    104            79           70           74          116      32 %
--------------------------------------------------------------------------------------------------------------------------------

Net interest income declined 12%, due to a 14% reduction in margin loan receivables.

Fee and Other Income was flat. Higher asset-based revenues offset a decline in brokerage commissions. Commission revenues included net revenues earned by JW Genesis, which did not materially affect quarterly comparisons.

Expenses increased 2%, due primarily to 4Q00 adjustments to incentives to reflect full year 2000 performance.

--------------------------------------------------------------------------------------------------------------
Retail Brokerage Metrics                                  2001                                     2000
                                                       -------  ----------------------------------------  1Q01
                                                         First     Fourth     Third     Second     First   vs
(In millions)                                          Quarter    Quarter   Quarter    Quarter   Quarter  4Q00
--------------------------------------------------------------------------------------------------------------
Broker client assets                                  $ 196,069    204,742   216,012   202,017   207,038  (4)%
--------------------------------------------------------------------------------------------------------------
Margin loans                                          $   3,060      3,556     4,013     3,613     4,012 (14)%
--------------------------------------------------------------------------------------------------------------
Asset management accounts
Number of accounts (In thousands)                         1,001      1,003       982       898       856   - %
--------------------------------------------------------------------------------------------------------------
Licensed sales force
Full-service financial advisors                           4,723      4,322     4,255     3,916     3,759   9 %
Financial center series 6                                 3,061      3,137     3,087     3,175     3,122  (2)
--------------------------------------------------------------------------------------------------------------
  Total sales force                                       7,784      7,459     7,342     7,091     6,881   4 %
--------------------------------------------------------------------------------------------------------------

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                                                                         PAGE-20

                                                 [FIRST UNION LOGO APPEARS HERE]
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WEALTH AND TRUST SERVICES
This sub-segment includes the Private Client business, offering services to high net worth individuals, and Corporate and Institutional Trust.

--------------------------------------------------------------------------------------------------------------------------------
                                                          2001                                                2000
Wealth and Trust Services                             ---------   --------------------------------------------------   1Q01
Performance Summary                                      First        Fourth        Third       Second        First      vs
(In millions)                                           Quarter       Quarter      Quarter      Quarter      Quarter    4Q00
--------------------------------------------------------------------------------------------------------------------------------
Income statement data
---------------------
Net interest income                                   $     52            55           56           57           55        (5) %
Fee and other income                                       128           133          130          129          131        (4)
Intersegment revenue                                        (1)           (1)          (1)          (1)          (1)        -
--------------------------------------------------------------------------------------------------------------------------------
  Total revenue                                            179           187          185          185          185        (4)
Provision for loan losses                                    -             -            -            -            -         -
Noninterest expense                                        127           122          121          118          124         4
Income tax expense                                          18            21           22           23           20       (14)
--------------------------------------------------------------------------------------------------------------------------------
  Operating earnings                                  $     34            44           42           44           41       (23) %
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
Performance and other data
--------------------------
Economic profit                                       $     27            36           34           37           33       (25) %
Risk adjusted return on capital (RAROC)                  61.62 %       79.97        77.82        84.15        77.49         -
Economic capital                                      $    218           209          208          207          205         4
Overhead efficiency ratio                                70.46 %       64.94        65.45        63.47        66.71         -
Average loans, net                                    $  4,533         4,423        4,295        4,249        4,026         2
Average core deposits                                 $  7,895         7,800        7,865        7,814        7,625         1  %
--------------------------------------------------------------------------------------------------------------------------------

Net interest income decreased 5% due to tighter spreads. However, loans and deposits were up 2% and 1%, respectively.

Fee and Other Income decreased 4% due to declines in equity assets under management valuations. In spite of the market turbulence in the quarter, client retention and net asset flows remained stable.

Expenses increased 4%, due to continued investment and refinement of our focused client service delivery model.


CAPITAL MANAGEMENT OTHER
Capital Management also includes eliminations among business units. Certain brokerage commissions earned on mutual fund sales by the First Union brokerage sales force are eliminated and deferred in the consolidation of Capital Management reported results. For 1Q01, brokerage revenue and associated expense eliminations were $10 million.
--------------------------------------------------------------------------------
                                                                         PAGE-21

                                                 [FIRST UNION LOGO APPEARS HERE]
--------------------------------------------------------------------------------
CAPITAL MARKETS

This segment includes Investment Banking and Corporate Banking.

                                                          2001                                                2000
Capital Markets                                       ---------   --------------------------------------------------    1Q01
Performance Summary                                      First        Fourth        Third       Second        First      vs
(In millions)                                           Quarter       Quarter      Quarter      Quarter      Quarter    4Q00
--------------------------------------------------------------------------------------------------------------------------------
Income statement data
---------------------
Net interest income                                   $    426           410          393          371          397         4  %
Fee and other income                                       312           267          362          533          544        17
Intersegment revenue                                       (12)          (13)         (12)         (12)         (12)        8
--------------------------------------------------------------------------------------------------------------------------------
  Total revenue                                            726           664          743          892          929         9
Provision for loan losses                                   70           124           83          126           89       (44)
Noninterest expense                                        467           429          529          479          454         9
Income tax expense                                          39           (50)          19           72          108         -
--------------------------------------------------------------------------------------------------------------------------------
  Operating earnings                                  $    150           161          112          215          278        (7) %
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
Performance and other data
--------------------------
Economic profit                                       $    (24)           19          (52)          87          141         -  %
Risk adjusted return on capital (RAROC)                  10.46 %       13.22         8.67        17.96        22.33         -
Economic capital                                      $  6,282         6,252        6,127        5,871        5,480         -
Overhead efficiency ratio                                60.84 %       53.38        67.30        51.13        46.83         -
Average loans, net                                    $ 42,642        42,325       42,452       43,069       41,560         1
Average core deposits                                 $  9,472         9,251        9,099        8,928        9,210         2  %
--------------------------------------------------------------------------------------------------------------------------------

Key Points

o Fee income increased 17% primarily due to strong results in Fixed Income from strong syndicate deal flow, improved trading results, and increased revenue in equity derivatives

o Decline in affordable housing write-downs was offset by asset securitization trading losses

o Increase in expenses due to 4Q00 incentive accrual adjustments; excluding incentives, expenses unchanged reflecting efforts in 2000

--------------------------------------------------------------------------------
                                                                         PAGE-22

                                                 [FIRST UNION LOGO APPEARS HERE]
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CORPORATE BANKING
This sub-segment includes Large Corporate Lending, Commercial Leasing and Rail, and International operations.

                                                          2001                                                2000
Corporate Banking                                     ---------   --------------------------------------------------   1Q01
Performance Summary                                      First        Fourth        Third       Second        First      vs
(In millions)                                           Quarter       Quarter      Quarter      Quarter      Quarter    4Q00
--------------------------------------------------------------------------------------------------------------------------------
Income statement data
---------------------
Net interest income                                   $    343           348          342          327          333        (1) %
Fee and other income                                       165           167          160          156          162        (1)
Intersegment revenue                                        (8)           (9)         (10)         (10)          (9)       11
--------------------------------------------------------------------------------------------------------------------------------
  Total revenue                                            500           506          492          473          486        (1)
Provision for loan losses                                   71           123           80          114           56       (42)
Noninterest expense                                        239           222          260          224          222         8
Income tax expense                                          65            55           52           46           71        18
--------------------------------------------------------------------------------------------------------------------------------
  Operating earnings                                  $    125           106          100           89          137        18  %
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
Performance and other data
--------------------------
Economic profit                                       $     37            46           15           27           46       (20) %
Risk adjusted return on capital (RAROC)                  16.25 %       17.10        13.75        15.16        17.56         -
Economic capital                                      $  3,530         3,607        3,529        3,487        3,335        (2)
Overhead efficiency ratio                                47.47 %       43.83        52.95        47.46        45.64         -
Average loans, net                                    $ 36,867        35,771       35,895       36,362       34,632         3
Average core deposits                                 $  7,470         7,385        7,362        7,303        7,648         1  %
--------------------------------------------------------------------------------------------------------------------------------

Net interest income decreased 1%, primarily the result of lower purchased deposit volume and slightly lower spreads. Loans increased 3% and core deposits were up 1%.

Fee and Other Income decreased 1%, with better results in Leasing and International offset by lower Corporate Lending results.

Expenses increased 8%, due in part to a 4Q00 management decision to reduce incentives as a result of the business unit not achieving projected profitability targets. Cost allocations were also increased related to cash management fees.

--------------------------------------------------------------------------------------------------------------
Corporate Banking Fees                                    2001                                     2000
                                                       -------  ----------------------------------------  1Q01
                                                         First     Fourth     Third     Second     First   vs
(In millions)                                          Quarter    Quarter   Quarter    Quarter   Quarter  4Q00
--------------------------------------------------------------------------------------------------------------
Lending                                                $    58        70        62         34        60   (17)%
Leasing                                                     45        37        35         63        45    22
International                                               62        60        63         59        57     3
--------------------------------------------------------------------------------------------------------------
  Corporate banking fees                               $   165       167       160        156       162    (1)%
--------------------------------------------------------------------------------------------------------------

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                                                                         PAGE-23

                                                 [FIRST UNION LOGO APPEARS HERE]
--------------------------------------------------------------------------------

INVESTMENT BANKING
This sub-segment includes Principal Investing, Equity Capital Markets, Loan Syndications, High Yield, M&A, Fixed Income Sales & Trading, Municipal Group, Foreign Exchange, Derivatives, Equity Derivatives, Structured Products, Real Estate Capital Markets and Asset Securitization.

                                                          2001                                                2000
Investment Banking                                     ---------   --------------------------------------------------   1Q01
Performance Summary                                      First        Fourth        Third       Second        First      vs
(In millions)                                           Quarter       Quarter      Quarter      Quarter      Quarter    4Q00
--------------------------------------------------------------------------------------------------------------------------------
Income statement data
---------------------
Net interest income                                   $     83            62           51           44           64        34  %
Fee and other income                                       147           100          202          377          382        47
Intersegment revenue                                        (4)           (4)          (2)          (2)          (3)        -
--------------------------------------------------------------------------------------------------------------------------------
  Total revenue                                            226           158          251          419          443        43
Provision for loan losses                                   (1)            1            3           12           33         -
Noninterest expense                                        228           207          269          255          232        10
Income tax expense                                         (26)         (105)         (33)          26           37        75
--------------------------------------------------------------------------------------------------------------------------------
  Operating earnings                                  $     25            55           12          126          141       (55) %
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
Performance and other data
--------------------------
Economic profit                                       $    (61)          (27)         (67)          60           95         -  %
Risk adjusted return on capital (RAROC)                   3.03 %        7.92         1.76        22.06        29.73         -
Economic capital                                      $  2,752         2,645        2,598        2,384        2,145         4
Overhead efficiency ratio                                86.07 %       69.59        91.32        54.87        48.04         -
Average loans, net                                    $  5,775         6,554        6,557        6,707        6,928       (12)
Average core deposits                                 $  2,002         1,866        1,737        1,625        1,562         7  %
--------------------------------------------------------------------------------------------------------------------------------

Net interest income increased 34%, due to higher spreads in fixed income sales and trading resulting from the fed funds rate drop this quarter. Loans decreased 12%, while deposits were up 7%.

Fee and Other Income increased 47% on the strong performance of the Fixed Income division, with revenue growth of $68 million. The increase was largely driven by fixed income sales and trading and equity derivatives. Results in agency businesses were mixed, as Asset Securitization and Warehouse Lending were negatively impacted by $46 million in trading losses. However, results in Loan Syndications, High Yield, and Equity Capital markets improved, while M&A was down as the fourth quarter is typically strong.

Principal investing results matched 4Q00, at $(43) million, due to continued market weakness. Lower affordable housing investment write-downs of $(19) million reflect the seasonal nature of the business. Note that tax credits associated with affordable housing of $19 million in 1Q01 and $64 million in 4Q00 ($30 million and $92 million pre-tax equivalent, respectively) appear as a tax benefits below the line.

Expenses increased 10%, due primarily to a 4Q00 management decision to reduce incentives as a result of the business unit not achieving projected profitability targets.

--------------------------------------------------------------------------------
                                                                         PAGE-24

                                                 [FIRST UNION LOGO APPEARS HERE]
--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
Investment Banking Fees                                   2001                                               2000
                                                       -------      ----------------------------------------------        1Q01
                                                         First         Fourth        Third      Second       First         vs
(In millions)                                          Quarter        Quarter      Quarter     Quarter     Quarter        4Q00
----------------------------------------------------------------------------------------------------------------------------------
Agency                                                 $    44           120            86        116         111         (63)%
Principal investing                                        (43)          (43)           34        205         199           -
Fixed income                                               165            87            93         74          88          90
Affordable housing (AH)                                    (19)          (64)          (11)       (18)        (16)        (70)
----------------------------------------------------------------------------------------------------------------------------------
   Investment banking fees                             $   147           100           202        377         382          47%
----------------------------------------------------------------------------------------------------------------------------------
Memoranda
Pre-tax value of AH tax credits                             30            92            31         32          30         (67)%
----------------------------------------------------------------------------------------------------------------------------------
   Adjusted investment banking fees                    $   177           192           233        409         412          (8)
----------------------------------------------------------------------------------------------------------------------------------
   Trading profits (included above)                    $    83            57            70         73          98          46%
----------------------------------------------------------------------------------------------------------------------------------

         PARENT
         ------
         This sub-segment includes the Central Money Book, Investment Portfolio, some Consumer Real Estate and Mortgage Business, Divested Businesses and goodwill amortization.

                                                          2001                                                 2000
Parent                                                ---------   --------------------------------------------------    1Q01
Performance Summary                                      First        Fourth        Third       Second        First      vs
(In millions)                                           Quarter       Quarter      Quarter      Quarter      Quarter    4Q00
--------------------------------------------------------------------------------------------------------------------------------
Income statement data
---------------------
Net interest income                                   $    113           129          254          353          408       (12) %
Fee and other income                                       129           187          175          166          148       (31)
Intersegment revenue                                        (1)            -            1            -           (1)        -
--------------------------------------------------------------------------------------------------------------------------------
  Total revenue                                            241           316          430          519          555       (24)
Provision for loan losses                                   48            (5)           8           56           65         -
Noninterest expense                                        105            83          226          323          300        27
Income tax expense                                          33           147           61           62           66       (78)
--------------------------------------------------------------------------------------------------------------------------------
  Operating earnings                                  $     55            91          135           78          124       (40) %
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
Performance and other data
--------------------------
Economic profit                                       $     94            90          137           89          154         4  %
Risk adjusted return on capital (RAROC)                  35.35 %       34.40        40.97        25.16        40.63         -
Economic capital                                      $  1,651         1,590        1,881        2,708        2,174         4
Overhead efficiency ratio                                18.91 %        9.91        40.20        48.72        40.21         -
Average loans, net                                    $  9,077        11,609       16,699       27,190       29,404       (22)
Average core deposits                                 $  2,181         3,630        3,854        3,941        3,570       (40) %
--------------------------------------------------------------------------------------------------------------------------------

Key Points

Segment results include gain of $75 million on interest in Star Systems and $45 million in provision in excess of business unit charge-offs and provision for loans transferred to held for sale

         Net interest income declined 12%, as higher spreads from treasury management due to the lower rate environment were offset by lower interest income from businesses in process of divestiture. Loans decreased 22%, due to the $1.2 billion mortgage securitization in 4Q00, branch divestitures and auto finance runoff. Deposits decreased 40% due to the branch divestitures.

         Fee and Other Income fell 31%, the result of the branch divestitures, 4Q00 securitization gains of $49 million, and other 4Q00 gains of $31 million.

         Expenses increased 27%, largely due to 4Q00 adjustments to incentives to reflect full year 2000 performance.

--------------------------------------------------------------------------------
                                                                         PAGE-25

                                                 [FIRST UNION LOGO APPEARS HERE]
--------------------------------------------------------------------------------

FIRSTUNION.COM

----------------------------------------------------------------------------------------------------------------------------------
firstunion.com                                            2001                                               2000
                                                       -------      ----------------------------------------------        1Q01
                                                         First         Fourth        Third      Second       First         vs
(In thousands)                                         Quarter        Quarter      Quarter     Quarter     Quarter        4Q00
----------------------------------------------------------------------------------------------------------------------------------
Online customers
Retail                                                   2,529         2,276         2,075      1,813       1,541          11%
Wholesale                                                  111            91            74         55          42          22
----------------------------------------------------------------------------------------------------------------------------------
    Total customers online                               2,640         2,367         2,149      1,868       1,583          12
Retail enrollments per quarter                             293           230           290        292         291          27
----------------------------------------------------------------------------------------------------------------------------------
Dollar value of transactions (in billions)             $   4.4           2.2           2.2        2.3         2.3         100%
----------------------------------------------------------------------------------------------------------------------------------
Non-financial transactions (in millions)               $  24.9          23.2          20.2       19.4        17.3           7%
----------------------------------------------------------------------------------------------------------------------------------

Online enrollments increased 12% from 4Q00 to 2.6 million. There were 293,000 new enrollments in 1Q01, up 27% from 4Q00. Dollar value of transactions initiated through online banking (billpay and transfers) was $4.4 billion, up from 4Q00 due to the inclusion of Fed Funds and Online FX transactions.


FIRST UNION DIRECT

----------------------------------------------------------------------------------------------------------------------------------
First Union Direct Metrics                                2001                                               2000
                                                       -------      ----------------------------------------------        1Q01
                                                         First         Fourth        Third      Second       First         vs
(In millions)                                          Quarter        Quarter      Quarter     Quarter     Quarter        4Q00
----------------------------------------------------------------------------------------------------------------------------------
Customer calls to
Person                                                     9.5           9.0           7.0       10.0        10.0           6%
Voice response unit                                       24.5          24.2          23.0       23.0        24.0           1
----------------------------------------------------------------------------------------------------------------------------------
     Total calls                                          34.0          33.2          30.0       33.0        34.0           2%
Calls handled in 30 seconds or less                         68%           73            79         87          80           -
----------------------------------------------------------------------------------------------------------------------------------

This Supplemental Earnings Package may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements of the Corporation's plans, goals, objectives, expectations, projections, targets, estimates and intentions. These forward-looking statements involve significant risks and uncertainties and are subject to change based on various factors (many of which are beyond the Corporation's control).

Factors that could cause the Corporation's actual results to differ materially from such forward-looking statements are set forth in the Corporation's most recent Annual Report on Form 10-K, Current Reports on Form 8-K, including its Current Report on Form 8-K dated April 16, 2001, and Quarterly Reports on Form 10-Q.

Shareholders are urged to read the joint proxy statement/prospectus regarding First Union's proposed transaction with Wachovia Corporation when it becomes available, because it will contain important information. Shareholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, without charge, at the SEC's internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to First Union Corporation, Investor Relations, One First Union Center, Charlotte, North Carolina, 28288-0206 (704-374-6782) or to Wachovia Corporation, 100 North Main Street, Winston-Salem, North Carolina 27150 (888-492-6397). Information regarding the participants in the proxy solicitation and a description of their direct and indirect interest, by security holdings or otherwise, is contained in the materials filed with the SEC by each of First Union and Wachovia on April 16, 2001.

--------------------------------------------------------------------------------
                                                                         PAGE-26

    *************************************************************************

     THE FOLLOWING IS FIRST UNION'S SLIDE PRESENTATION RELATING TO ITS FIRST QUARTER 2001 EARNINGS RELEASE

                        [FIRST UNION LOGO APPEARS HERE]

                                1st Quarter 2001

                                 Earnings Review

                                April 16th, 2001

Cautionary Statement

A number of statements we will be making in our presentation and in the accompanying slides will be "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements of the Corporation's plans, goals, objectives, expectations, projections, targets, estimates and intentions. These forward-looking statements involve significant risks and uncertainties and are subject to change based on various factors (many of which are beyond the Corporation's control).

Factors that could cause the Corporation's actual results to differ materially from such forward-looking statements are set forth in the Corporation's most recent Annual Report on Form 10-K, Current Reports on Form 8-K, including its Current Report on Form 8-K dated April 16, 2001, and Quarterly Reports on Form 10-Q.

Shareholders are urged to read the joint proxy statement/prospectus regarding First Union's proposed transaction with Wachovia Corporation when it becomes available, because it will contain important information. Shareholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, without charge, at the SEC's internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to First Union Corporation, Investor Relations, One First Union Center, Charlotte, North Carolina, 28288-0206 (704-374-6782) or to Wachovia Corporation, 100 North Main Street, Winston-Salem, North Carolina 27150 (888-492-6397). Information regarding the participants in the proxy solicitation and a description of their direct and indirect interest, by security holdings or otherwise, is contained in the materials filed with the SEC by each of First Union and Wachovia on April 16, 2001.

                                                 [FIRST UNION LOGO APPEARS HERE]
First Quarter 2001 Financial Highlights
--------------------------------------------------------------------------------

Versus Q4 2000

o Met market expectations for EPS of $.69 per share cash operating basis or $.62 per share operating basis

o    Core businesses showed strength in a difficult market

o    Reserves for loan losses increased by $37 million

o    Charge-offs declined to .53% of loans from .64%

o    Total NPAs rose 4%

o Sales reduced assets held for sale from the strategic repositioning to $689 million from $4.3 billion

o    Expense growth of 0%

                                                 [FIRST UNION LOGO APPEARS HERE]
Summary Operating Results
================================================================================

-------------------------------------------------------------------------------------------------------------
                                                       2001                      2000
Operating Earnings Summary                           -------    -------------------------------------   1Q01
                                                       First     Fourth     Third    Second     First    vs
(In millions, except per share data)                 Quarter    Quarter   Quarter   Quarter   Quarter   4Q00
-------------------------------------------------------------------------------------------------------------
Net interest income (Tax-equivalent)                 $ 1,734     1,757     1,860     1,930     1,989     (1)%
Fee and other income                                   1,546     1,582     1,645     1,746     1,842     (2)
-------------------------------------------------------------------------------------------------------------
  Total revenue (Tax-equivalent)                       3,280     3,339     3,505     3,676     3,831     (2)
Provision for loan losses                                219       192       142       228       192     14
Noninterest expense                                    2,138     2,132     2,328     2,366     2,387      -
-------------------------------------------------------------------------------------------------------------
Income before income taxes (Tax-equivalent)              923     1,015     1,035     1,082     1,252     (9)
Income taxes                                             281       309       307       343       391     (9)
Tax-equivalent adjustment                                 32        25        26        25        23     28
-------------------------------------------------------------------------------------------------------------
Net income                                           $   610       681       702       714       838    (10)%
Net income (Cash basis)                              $   684       753       778       807       932     (9)%
-------------------------------------------------------------------------------------------------------------
Diluted earnings per share                           $  0.62      0.69      0.71      0.73      0.85    (10)%
Diluted earnings per share (Cash basis)              $  0.69      0.76      0.79      0.82      0.95     (9)%
Return on average stockholders' equity                 15.64%    15.36     15.76     17.74     20.31      -
Return on average stockholders' equity (Cash basis)    22.91%    21.55     22.15     30.18     34.03      -
-------------------------------------------------------------------------------------------------------------

Key Points

o Net interest income declined slightly, as anticipated. The decrease was principally the result of the expiration of strategic off-balance sheet positions and branch divestitures; partially offset by wider spreads in a lower rate environment

o    Very strong expense control

o Loan loss provision of $219 million exceeds charge-offs by $60 million and includes provisions of $15 million related to loans moved to assets held for sale

                                                 [FIRST UNION LOGO APPEARS HERE]
Key Financial Measures
--------------------------------------------------------------------------------

                                                       2001                                      2000
Operating Basis Performance Highlights               -------    -------------------------------------   1Q01
                                                       First     Fourth     Third    Second     First    vs
(In millions, except per share data)                 Quarter    Quarter   Quarter   Quarter   Quarter   4Q00
-------------------------------------------------------------------------------------------------------------
Cash operating earnings
Net income                                          $    684       753       778       807       932     (9)%
Diluted earnings per share                          $   0.69      0.76      0.79      0.82      0.95     (9)
Return on average tangible assets                       1.15%     1.26      1.26      1.30      1.54      -
Return on average tangible stockholders' equity        22.91     21.55     22.15     30.18     34.03      -
Overhead efficiency ratio                              62.80%    61.46     64.17     61.64     59.65      -
Operating leverage                                  $    (67)       31      (154)     (136)      (13)     -%
-------------------------------------------------------------------------------------------------------------
Other financial data
Fee income as % of total revenue                       47.13%    47.38     46.93     47.50     48.08      -
Average diluted shares (In thousands)                975,847   990,445   986,763   981,940   984,095     (1)%
Actual shares (In thousands)                         981,268   979,963   986,004   986,394   984,148      -
Dividends paid per common share                     $   0.24      0.48      0.48      0.48      0.48    (50)
Dividend payout ratio                                  38.71%    69.57     67.42     65.75     56.47      -
Book value per share                                $  16.39     15.66     15.00     14.14     17.16      5%
Tier 1 capital ratio (a)                                7.16%     7.02      7.00      6.65      6.94      -
Total capital ratio (a)                                11.29     11.19     11.32     10.57     10.67      -
Leverage ratio (a)                                      5.88%     5.92      5.73      5.34      5.94      -
-------------------------------------------------------------------------------------------------------------
Other
FTE employees                                         69,368    69,971    70,533    72,890    72,016     (1)%
-------------------------------------------------------------------------------------------------------------
(a) The first quarter of 2001 is based on estimates.
-------------------------------------------------------------------------------------------------------------

Key Points

o Average diltued shares declined due to market value impact on share equivalents including forward contracts. No impact on EPS

o    Tier 1 capital ratio continued to improve

                                                 [FIRST UNION LOGO APPEARS HERE]
Net Interest Income
--------------------------------------------------------------------------------

================================================================================================================================

--------------------------------------------------------------------------------------------------------------------------------
                                                        2001                                                  2000
Interest Income Summary                               ---------   --------------------------------------------------    1Q01
                                                         First        Fourth        Third       Second        First      vs
(In millions)                                          Quarter       Quarter      Quarter      Quarter      Quarter     4Q00
--------------------------------------------------------------------------------------------------------------------------------
Average earning assets                                $203,720       202,606      211,089      220,061      215,754       1 %
Average interest-bearing liabilities                  $183,995       181,832      190,146      196,954      191,680       1 %
--------------------------------------------------------------------------------------------------------------------------------
Interest income (Tax-equivalent)                      $  4,057         4,289        4,491        4,517        4,336      (5)%
Interest expense                                         2,323         2,532        2,631        2,587        2,347      (8)
--------------------------------------------------------------------------------------------------------------------------------
  Net interest income (Tax-equivalent)                $  1,734         1,757        1,860        1,930        1,989      (1)%
--------------------------------------------------------------------------------------------------------------------------------
Rate earned                                               8.03 %        8.44         8.48         8.24         8.06       -
Equivalent rate paid                                      4.61          4.98         4.96         4.73         4.37       -
--------------------------------------------------------------------------------------------------------------------------------
  Net interest margin                                     3.42 %        3.96         3.52         3.51         3.69       -
--------------------------------------------------------------------------------------------------------------------------------

Key Points

o Margin declined 4 basis points to 3.42%, due to growth in trading account balances, primarily in equity derivatives

                                                 [FIRST UNION LOGO APPEARS HERE]
Fee and Other Income
================================================================================

-------------------------------------------------------------------------------------------------------------
                                                       2001                                     2000
Fee and Other Income                                 -------    -------------------------------------   1Q01
                                                       First     Fourth     Third    Second     First    vs
(In millions)                                        Quarter    Quarter   Quarter   Quarter   Quarter   4Q00
-------------------------------------------------------------------------------------------------------------
Service charges and fees                            $    468        481       508       491       486    (3)%
Commissions                                              375        383       365       375       468    (2)
Fiduciary and asset management fees                      381        387       384       374       366    (2)
Advisory, underwriting and other
  Capital Markets fees                                   198        187       148       182       209     6
Principal investing                                      (43)       (43)       34       205       199     -
Other income                                             167        187       206       119       114   (11)
-------------------------------------------------------------------------------------------------------------
     Total fee and other income                     $  1,546      1,582     1,645     1,746     1,842    (2)%
-------------------------------------------------------------------------------------------------------------

Key Points

o Solid fiduciary, asset management and commissions performance given challenging market conditions
o Capital Markets fees up on increased activity; principal investing losses same as 4Q00
o Other income down due to offsetting items, lower securitization/other gains vs. 4Q00

                                                 [FIRST UNION LOGO APPEARS HERE]
Noninterest Expense
================================================================================

-------------------------------------------------------------------------------------------------------------
                                                       2001                                     2000
Noninterest Expense                                  -------    -------------------------------------   1Q01
                                                       First     Fourth     Third    Second     First    vs
(In millions)                                        Quarter    Quarter   Quarter   Quarter   Quarter   4Q00
-------------------------------------------------------------------------------------------------------------
Salaries and employee benefits                      $  1,329      1,243     1,381     1,396     1,429     7 %
Occupancy                                                163        150       157       155       157     9
Equipment                                                205        221       213       210       214    (7)
Advertising                                                9         16        14        31        30   (44)
Communications and supplies                              110        123       117       122       125   (11)
Professional and consulting fees                          73         97        87        82        71   (25)
Goodwill and other intangible amortization                78         80        79       100       102    (3)
Sundry expense                                           171        202       280       270       259   (15)
-------------------------------------------------------------------------------------------------------------
     Total noninterest expense                      $  2,138      2,132     2,328     2,366     2,387     - %
-------------------------------------------------------------------------------------------------------------
FTE employees                                         69,368     69,971    70,533    72,890    72,016    (1)%
Overhead efficiency ratio (Cash basis)                 62.80 %    61.46     64.17     61.64     59.65     -
-------------------------------------------------------------------------------------------------------------

Key Points

o Total expenses were flat, the result of an intense focus on cost control
o Personnel expense up due to 4Q00 reductions in incentives to reflect full year 2000 performance

                                                 [FIRST UNION LOGO APPEARS HERE]
Consolidated Results

====================================================================================================================

--------------------------------------------------------------------------------------------------------------------
                                                                                   Three Months Ended March 31, 2001
First Union Corporation                               --------------------------------------------------------------
Performance Summary                                    General        Capital     Capital
(In millions)                                             Bank      Management    Markets      Parent   Consolidated
--------------------------------------------------------------------------------------------------------------------
Income statement data
---------------------
Net interest income                                   $  1,085            78          426          113        1,702
Fee and other income                                       340           765          312          129        1,546
Intersegment revenue                                        25           (12)         (12)          (1)           -
---------------------------------------------------------------------------------------------------------------------
  Total revenue                                          1,450           831          726          241        3,248
Provision for loan losses                                  101             -           70           48          219
Noninterest expense                                        908           658          467          105        2,138
Income tax expense                                         149            60           39           33          281
---------------------------------------------------------------------------------------------------------------------
  Operating earnings                                  $    292           113          150           55          610
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
Performance and other data
--------------------------
Economic profit                                       $    218            83          (24)          94          371
Risk adjusted return on capital (RAROC)                  36.62 %       45.96        10.46        35.35        24.05
Economic capital                                      $  3,586           987        6,282        1,651       12,506
Overhead efficiency ratio                                61.41 %       79.12        60.84        18.91        62.80
Average loans, net                                    $ 63,596         4,535       42,642        9,077      119,850
Average core deposits                                 $ 98,535         8,004        9,472        2,181      118,192
---------------------------------------------------------------------------------------------------------------------


Key Points

o Earnings/Profit: General Bank earned almost half of operating earnings and almost 60% of economic profit
o RAROC: Capital Management reported very strong return, with Capital Markets almost covering its 12% cost of capital
o Efficiency Ratio: General Bank may offer opportunity to improve over time. Capital Management reasonable

                                                 [FIRST UNION LOGO APPEARS HERE]
General Bank

================================================================================================================================

--------------------------------------------------------------------------------------------------------------------------------
                                                        2001                                                  2000
General Bank                                          ---------   --------------------------------------------------    1Q01
Performance Summary                                      First        Fourth        Third       Second        First      vs
(In millions)                                          Quarter       Quarter      Quarter      Quarter      Quarter     4Q00
--------------------------------------------------------------------------------------------------------------------------------
Income statement data
---------------------
Net interest income                                   $  1,085         1,104        1,100        1,090        1,071      (2)%
Fee and other income                                       340           351          347          295          299      (3)
Intersegment revenue                                        25            25           24           25           26       -
--------------------------------------------------------------------------------------------------------------------------------
  Total revenue                                          1,450         1,480        1,471        1,410        1,396      (2)
Provision for loan losses                                  101            73           51           46           38      38
Noninterest expense                                        908           970          926          945          925      (6)
Income tax expense                                         149           142          163          137          142       5
--------------------------------------------------------------------------------------------------------------------------------
  Operating earnings                                  $    292           295          331          282          291      (1)%
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
Performance and other data
--------------------------
Economic profit                                       $    218           198          214          165          173      10 %
Risk adjusted return on capital (RAROC)                  36.62 %       33.44        33.97        29.01        30.55       -
Economic capital                                      $  3,586         3,692        3,897        3,918        3,766      (3)
Overhead efficiency ratio                                61.41 %       63.99        61.56        65.51        64.78       -
Average loans, net                                    $ 63,596        61,735       60,029       58,105       56,491       3
Average core deposits                                 $ 98,535        98,184       97,186       97,499       97,552       - %
--------------------------------------------------------------------------------------------------------------------------------

Key Points

o Solid loan growth of 3% and modest deposit growth in a seasonally down quarter

                                                 [FIRST UNION LOGO APPEARS HERE]
General Bank
Key Operating Measures

================================================================================================================================

--------------------------------------------------------------------------------------------------------------------------------
                                                        2001                                                  2000
General Bank Key Metrics                              ---------   --------------------------------------------------    1Q01
                                                         First        Fourth        Third       Second        First      vs
                                                       Quarter       Quarter      Quarter      Quarter      Quarter     4Q00
--------------------------------------------------------------------------------------------------------------------------------
Customer overall satisfaction score (a)                   6.29          6.27         6.22         6.19         6.13       - %
Online customers (In thousands)                          2,640         2,367        2,149        1,868        1,583      12
Financial centers                                        2,164         2,193        2,253        2,258        2,305      (1)
ATMs                                                     3,676         3,772        3,831        3,832        3,786      (3)%
--------------------------------------------------------------------------------------------------------------------------------
(a) Gallup survey measured on a 1-7 scale; 6.4 = "best in class".
--------------------------------------------------------------------------------------------------------------------------------

Key Points

o Financial Centers recorded 8th consecutive quarterly increase in customer satisfaction measures

o Customers attrition was 13% for 4Q00 vs. 13.6% for 3Q00

o Financial Center staffing levels continue to run close to 100% level

Capital Management                              [FIRST UNION LOGO APPEARS HERE]
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
                                                          2001                                                2000
Capital Management                                     ---------   --------------------------------------------------   1Q01
Performance Summary                                      First        Fourth        Third       Second        First      vs
(In millions)                                           Quarter       Quarter      Quarter      Quarter      Quarter    4Q00
--------------------------------------------------------------------------------------------------------------------------------
Income statement data
---------------------
Net interest income                                   $     78            89           87           91           90       (12) %
Fee and other income                                       765           777          761          752          851        (2)
Intersegment revenue                                       (12)          (12)         (13)         (13)         (13)        -
--------------------------------------------------------------------------------------------------------------------------------
  Total revenue                                            831           854          835          830          928        (3)
Provision for loan losses                                    -             -            -            -            -         -
Noninterest expense                                        658           650          647          619          708         1
Income tax expense                                          60            70           64           72           75       (14)
--------------------------------------------------------------------------------------------------------------------------------
  Operating earnings                                  $    113           134          124          139          145       (16) %
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
Performance and other data
--------------------------
Economic profit                                       $     83           103           94          108          112       (19) %
Risk adjusted return on capital (RAROC)                  45.96 %       54.39        50.08        56.91        54.57         -
Economic capital                                      $    987           971          977          972        1,059         2
Overhead efficiency ratio                                79.12 %       76.09        77.37        74.56        76.26         -
Average loans, net                                    $  4,535         4,424        4,295        4,250        4,026         3
Average core deposits                                 $  8,004         7,879        7,935        7,888        7,740         2  %
--------------------------------------------------------------------------------------------------------------------------------

Key Points

o Good revenue performance during a period of steeply declining markets

o In Brokerage, higher asset-based fees offset lower brokerage commissions (Please note that JW Genesis commissions are reported on a net fee basis)

                                                    [FIRST UNION LOGO GOES HERE]

Capital Management
Key Operating Measures

--------------------------------------------------------------------------------------------------------------------------------
                                                          2001                                                2000
Capital Management Key Metrics                         ---------   --------------------------------------------------   1Q01
                                                         First        Fourth        Third       Second        First      vs
(In millions)                                           Quarter       Quarter      Quarter      Quarter      Quarter    4Q00
--------------------------------------------------------------------------------------------------------------------------------
Trust assets                                          $ 81,576        85,933        87,922      83,499       92,033        (5)%
Mutual fund assets                                      86,767        84,797        85,223      82,131       82,967         2
--------------------------------------------------------------------------------------------------------------------------------
  Total assets under management                       $168,343       170,730       173,145     165,630      175,000        (1)
--------------------------------------------------------------------------------------------------------------------------------
Gross fluctuating mutual fund sales                   $  1,983         1,713         1,819       1,656        2,020        16 %
--------------------------------------------------------------------------------------------------------------------------------
Assets under care (Excluding AUM)                     $489,380       485,516       500,962     507,193      508,635         1
--------------------------------------------------------------------------------------------------------------------------------
Registered representatives (Actual)                      7,784         7,459         7,342       7,091        6,881         4
Brokerage offices (Actual)                               2,695         2,568         2,623       2,604        2,647         5 %
--------------------------------------------------------------------------------------------------------------------------------

Key Metrics

o Registered reps increased due to acquisition of JW Genesis

o Asset Management, Wealth and Trust Services balanced portfolio offerings mitigated the impact of lower market valuations; mutual fund assets reached a record level due to money market inflows

                                                    [FIRST UNION LOGO GOES HERE]
Capital Markets
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
                                                          2001                                                2000
Capital Markets                                        ---------   --------------------------------------------------   1Q01
Performance Summary                                      First        Fourth        Third       Second        First      vs
(In millions)                                           Quarter       Quarter      Quarter      Quarter      Quarter    4Q00
--------------------------------------------------------------------------------------------------------------------------------
Income statement data
Net interest income                                    $    426          410          393          371          397       4 %
Fee and other income                                        312          267          362          533          544      17
Intersegment revenue                                        (12)         (13)         (12)         (12)         (12)      8
--------------------------------------------------------------------------------------------------------------------------------
  Total revenue                                             726          664          743          892          929       9
Provision for loan losses                                    70          124           83          126           89     (44)
Noninterest expense                                         467          429          529          479          454       9
Income tax expense                                           39          (50)          19           72          108       -
--------------------------------------------------------------------------------------------------------------------------------
  Operating earnings                                   $    150          161          112          215          278      (7)%
--------------------------------------------------------------------------------------------------------------------------------
Performance and other data
Economic profit                                        $    (24)          19          (52)          87          141       - %
Risk adjusted return on capital (RAROC)                   10.46%       13.22         8.67        17.96        22.33       -
Economic Capital                                       $  6,282        6,252        6,127        5,871        5,480       -
Overhead efficiency ratio                                 60.84%       53.38        67.30        51.13        46.83       -
Average loans, net                                     $ 42,642       42,325       42,452       43,069       41,560       1
Average core deposits                                  $  9,472        9,251        9,099        8,928        9,210       2 %
--------------------------------------------------------------------------------------------------------------------------------

Key Points
o Fee income increased 17% primarily due to strong results in Fixed Income from strong syndicate deal flow, improved trading results, and increased revenue in equity derivatives
o Decline in affordable housing write-downs was offset by asset securitization trading losses
o Increase in expenses due to 4Q00 incentive accrual adjustments; excluding incentives, expenses unchanged reflecting efforts in 2000

                                                 [FIRST UNION LOGO APPEARS HERE]
Loan and Deposit Growth
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
                                                          2001                                                2000
                                                       ---------   --------------------------------------------------   1Q01
Average Balance Sheet Data                               First        Fourth        Third       Second        First      vs
(In millions)                                           Quarter       Quarter      Quarter      Quarter      Quarter    4Q00
--------------------------------------------------------------------------------------------------------------------------------
Commercial loans                                        77,270         76,253       75,380       75,951      73,939       1
Consumer loans                                          42,580         43,840       48,095       56,663      57,542      (3)
--------------------------------------------------------------------------------------------------------------------------------
  Total loans                                        $ 119,850        120,093      123,475      132,614     131,481       -  %
--------------------------------------------------------------------------------------------------------------------------------
Core interest-bearing deposits                          91,149         91,069       89,637       89,285      89,385       -
Noninterest-bearing deposits                            27,043         27,875       28,437       28,971      28,687      (3)
--------------------------------------------------------------------------------------------------------------------------------
  Total core deposits                                  118,192        118,944      118,074      118,256     118,072      (1)
Foreign and other time deposits                         19,090         19,385       25,038       22,948      22,349      (2)
--------------------------------------------------------------------------------------------------------------------------------
  Total deposits                                     $ 137,282        138,329      143,112      141,204     140,421      (1) %
--------------------------------------------------------------------------------------------------------------------------------

Key Points

o Loan growth of 2% excluding divestitures and securitizations

o Solid core deposit growth given normal seasonality - up 1% excluding divestitures

Restructuring Update                             [FIRST UNION LOGO APPEARS HERE]
--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
                                                          2001                                                2000
                                                       ---------   --------------------------------------------------
Restructuring Charges and Other Charges/Gains            First        Fourth        Third       Second        First
(In millions)                                           Quarter       Quarter      Quarter      Quarter      Quarter
----------------------------------------------------------------------------------------------------------------------
Restructuring charges
----------------------------------------------------------------------------------------------------------------------
  Total strategic repositioning charges                 $    -           -           30           2,099          -
Reversal of March 1999 and other accruals                  (14)         (1)          (2)              -        (14)
----------------------------------------------------------------------------------------------------------------------
  Total                                                    (14)         (1)          28           2,099        (14)
EVEREN acquisition and other merger-related charges         16          34           24              11          9
----------------------------------------------------------------------------------------------------------------------
  Total                                                  $   2          33           52           2,110         (5)
----------------------------------------------------------------------------------------------------------------------
Other charges/gains
Provision for loan losses                                    -           -          180             802          -
Service charges and fees                                     -           -            2              44          -
Other income                                               (28)       (171)        (540)            768          -
Other noninterest expense                                   69         212           68              27          -
----------------------------------------------------------------------------------------------------------------------
  Total other charges/gains                              $  41          41         (290)          1,641          -
----------------------------------------------------------------------------------------------------------------------
  Total restructuring and other charges/gains               43          74         (238)          3,751         (5)
Income tax (benefits)                                      (17)        (38)          88            (838)         3
----------------------------------------------------------------------------------------------------------------------
After-tax restructuring, merger-related
 and other charge/gains                                  $  26          36         (150)          2,913         (2)
----------------------------------------------------------------------------------------------------------------------

Key Points

o Closed sale of remaining 26 branches ($617 million in deposits, $115 million in loans)

o Gains on branch sales totaled $73 million pre-tax

                                                 [FIRST UNION LOGO APPEARS HERE]
Asset Quality
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
                                                       2001                                      2000
Asset Quality                                        -------    -------------------------------------   1Q01
                                                       First     Fourth     Third    Second     First    vs
(In millions)                                        Quarter    Quarter   Quarter   Quarter   Quarter   4Q00
-------------------------------------------------------------------------------------------------------------
Nonperforming assets
Loans                                               $  1,231      1,176       854       791     1,175     5 %
Other real estate                                        106        103        97        93        95     3
Loans in assets held for sale                            344        334       349       331        30     3
-------------------------------------------------------------------------------------------------------------
  Total nonperforming assets                        $  1,681      1,613     1,300     1,215     1,300     4 %
-------------------------------------------------------------------------------------------------------------
as % of loans, net                                      1.09%      1.03      0.77      0.69      0.93     -
-------------------------------------------------------------------------------------------------------------
as % of loans, net, including assets held for sale      1.30%      1.22      0.98      0.87      0.92     -
-------------------------------------------------------------------------------------------------------------
Allowance for loan losses
-------------------------------------------------------------------------------------------------------------
Balance, end of period                              $  1,759      1,722     1,720     1,706     1,760     2 %
-------------------------------------------------------------------------------------------------------------
as % of loans, net                                      1.43%      1.39      1.39      1.33      1.30     -
as % of nonaccrual and restructured loans (a)            143        146       202       215       150     -
as % of nonperforming assets (a)                         132%       135       181       193       139     -
-------------------------------------------------------------------------------------------------------------
Loans losses, net                                   $    159        192       142       228       189   (17)%
Commercial, as % of average commercial loans            0.56%      0.80      0.53      0.73      0.53     -
Consumer, as % of average consumer loans                0.48       0.36      0.35      0.63      0.64     -
Total, as % of average loans, net                       0.53%      0.64      0.46      0.69      0.57     -
-------------------------------------------------------------------------------------------------------------
(a) These ratios do not include nonperforming loans included in other assets as held for sale.
Loans 90 days past due were $220 million, $183 million, $145 million, $84 million and $134 million in the first quarter of 2001 and in the fourth, third, second and first quarters of 2000, respectively.
-------------------------------------------------------------------------------------------------------------

Key Points

o Net loan losses improved 17% to $159 million; NPAs rose modestly to 1.30% of total loans
o    Charge-offs and NPA guidance remains unchanged
o    Allowance increased $37 million to 1.43%
o Delinquencies 90 days past due were $220 million vs. $183 million at December 31

                                                 [FIRST UNION LOGO APPEARS HERE]
Nonperforming Assets
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
                                                       2001                      2000
Nonperforming Assets (a)                            -------    -------------------------------------   1Q01
                                                       First     Fourth     Third    Second     First    vs
(In millions)                                        Quarter    Quarter   Quarter   Quarter   Quarter   4Q00
-------------------------------------------------------------------------------------------------------------
Balance, beginning of period                        $  1,279        951       884     1,270     1,066    34 %
-------------------------------------------------------------------------------------------------------------
Commercial loan activity
  New nonaccrual loans                                   251        481       217       242       303   (48)
  Advances                                                15          6         6         -         -     -
  Charge-offs                                            (69)      (112)      (27)      (93)      (70)  (38)
  Transfers to assets held for sale, net                   -         11       (46)     (223)        -  (100)
  Payments                                               (59)       (22)      (29)      (11)       (5)    -
  Sales                                                    -        (15)        -         -         -  (100)
  Other (activity under $5 million)                      (53)       (69)      (93)      (78)      (40)  (23)
-------------------------------------------------------------------------------------------------------------
    Commercial loan activity, net                         85        280        28      (163)      188   (70)
Consumer loan activity, net                              (27)        48        39      (223)       16     -
-------------------------------------------------------------------------------------------------------------
    Change in nonperforming assets                        58        328        67      (386)      204   (82)
-------------------------------------------------------------------------------------------------------------
Balance, end of period                              $  1,337      1,279       951       884     1,270     5  %
-------------------------------------------------------------------------------------------------------------
(a) Does not include nonperforming assets transferred to assets held for sale; which in the first quarter of
2001 and in the fourth, third, second and first quarters of 2000 were $344 million, $334 million, $349 million
$331 million and $30 million, respectively.
-------------------------------------------------------------------------------------------------------------



                                                 [FIRST UNION LOGO APPEARS HERE]
Assets Held for Sale
--------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
                                                          2001                                                2000
Assets Held for Sale                                   ---------   --------------------------------------------------
                                                          First        Fourth        Third       Second        First
(In millions)                                           Quarter       Quarter      Quarter      Quarter      Quarter
---------------------------------------------------------------------------------------------------------------------
2000 Strategic Repositioning
----------------------------
Balance, beginning of period                         $   4,263         4,983        6,326            -            -
Loans transferred to assets held for sale                    -             -          719         7,182           -
Allowance for loan losses related to
  loans transferred to assets held for sale                  -             2         (166)         (856)          -
Lower of cost or market valuation adjustments              (37)         (111)           -             -           -
Loans sold                                              (3,340)         (289)      (1,756)            -           -
Other, net (a)                                            (197)         (322)        (140)            -           -
---------------------------------------------------------------------------------------------------------------------
Balance, end of period                                     689         4,263        4,983          6,326          -
---------------------------------------------------------------------------------------------------------------------
Other
Balance, end of period                                   6,101         3,883        4,108          4,310      4,875
---------------------------------------------------------------------------------------------------------------------
Total loans held for sale, end of period              $  6,790         8,146        9,091         10,636      4,875
---------------------------------------------------------------------------------------------------------------------
(a) Other, net represents primarily loan payments.
Nonperforming assets included in loans held for sale in the first quarter of 2001 and in the fourth, third, second and first quarters of 2000 were $344 million, $334 million, $349 million, $331 million and $30 million, respectively.
---------------------------------------------------------------------------------------------------------------------

Key Points

o Securitized and sold $3.2 billion of The Money Store loans, sold $157 million commercial loans from strategic repositioning portfolio; $689 million balance remaining

o Growth in assets held for sale (originations/transfers net of sales) primarily related to increased mortgage production due to lower rate environment

                                                 [FIRST UNION LOGO APPEARS HERE]

1st Quarter Summary
--------------------------------------------------------------------------------

o    Delivered cash operating earnings of 69(cents)per share

o    Allowance improved

o    Total NPAs up a manageable 4%

o    Charge-offs down

o    Strong expense control evident

o    Restructuring on track

    *************************************************************************

     THE FOLLOWING IS A TRANSCRIPT OF FIRST UNION'S PRE-RECORDED EARNINGS CONFERENCE CALL RELATING TO ITS FIRST QUARTER 2001 EARNINGS RELEASE


                    >>ALICE:   GOOD MORNING.  THANKS FOR JOINING OUR

                    CALL.  THIS IS ALICE LEHMAN, MANAGING DIRECTOR OF

                    INVESTOR COMMUNITY AND CORPORATE COMMUNICATIONS

                    FOR FIRST UNION.  BOB KELLY, OUR CFO, WILL REVIEW

                    FIRST QUARTER RESULTS AND THEN AT 1:00 P.M.,

                    WE'LL HOST A LIVE Q&A TO TAKE YOUR QUESTIONS.

                    BEFORE WE START, THERE ARE A FEW HOUSEKEEPING

                    DETAILS THAT I NEED TO ADDRESS.

                        FIRST, LET ME REMIND YOU THAT ANY

                    FORWARD-LOOKING STATEMENTS MADE DURING THIS

                    PRESENTATION ARE SUBJECT TO RISKS AND

                    UNCERTAINTIES, AND FACTORS THAT COULD CAUSE OUR

                    RESULTS TO DIFFER MATERIALLY FROM ANY

                    FORWARD-LOOKING STATEMENTS THAT ARE SET FORTH IN

                    OUR PUBLIC REPORTS FILED WITH THE SEC, INCLUDING

                    OUR CURRENT REPORT ON FORM 8-K, DATED APRIL 16th,

                    2001.

                            SECOND, THE TAPED REPLAY OF THIS CALL

                    WILL BE AVAILABLE UNTIL 5:00 P.M. ON APRIL 23rd.

                    NOW, LET ME TURN IT OVER TO BOB.

                    >>BOB:   THANKS, ALICE, AND THANKS, EVERYONE, FOR

                    JOINING US THIS MORNING.  AS ALICE SAID, YOU SHOULD

                    HAVE RECEIVED YOUR EARNINGS NEWS RELEASE BY NOW,

                    SO YOU KNOW WE'RE RIGHT IN LINE WITH THE MARKET

                    EXPECTATIONS.

                           FIRST QUARTER CASH OPERATING EARNINGS WERE

                    69 CENTS A SHARE, AND OPERATING EARNINGS WERE 62

                    CENTS A SHARE.  NOW, BEFORE I GET INTO THE DETAILS, I

                    WOULD LIKE TO POINT OUT A FEW HIGHLIGHTS OF THE

                    QUARTER THAT MAY NOT BE TOTALLY APPARENT FROM A

                    QUICK LOOK AT THE NUMBERS.

                            AS YOU KNOW, WE SPENT A LOT OF TIME OVER

                    THE PAST YEAR RESTRUCTURING TO HONE OUR BUSINESS

                    MODEL.  WE'VE INSTILLED A NEW FINANCIAL

                    DISCIPLINE AND TRANSPARENCY IN THE WAY WE REPORT

                    OUR NUMBERS, AND THIS QUARTER, WE'VE CONTINUED TO

                    DO SO.  WE'VE RADICALLY IMPROVED OUR SEGMENT

                    DISCLOSURE, AND WE'VE ALSO SIMPLIFIED OUR NORMAL

                    TABLES TO MAKE THEM EASIER FOR TO YOU READ, AND I

                    HOPE YOU FIND THAT USEFUL.

                           WHAT THE NUMBERS CAN'T TELL YOU, HOWEVER,

                    IS JUST HOW WELL OUR EMPLOYEES PERFORMED IN

                    CARING FOR THE CUSTOMERS IN VERY DIFFICULT

                    MARKETS.  OR, INDEED, THE GREAT PROGRESS WE MADE

                    IN VIRTUALLY ALL AREAS IN EXPENSE CONTROL.  WE'VE

                    ALSO, I THINK, DONE A GREAT JOB IN TIGHTLY

                    MONITORING ALL ASPECTS OF RISK MANAGEMENT

                    THROUGHOUT THE COMPANY.

                           AS YOU KNOW, WE'RE WINDING DOWN DIVESTED

                    BUSINESS UNITS AND WE'VE SECURITIZED AND SOLD A

                    LOT OF LOW-YIELDING ASSETS, AND OF COURSE, WE'RE

                    IN A DRAMATICALLY LESS VIBRANT MARKET FOR BOTH

                    THE CAPITAL MANAGEMENT AND OUR CAPITAL MARKETS

                    BUSINESS.

                           HAVING SAID THAT, THOUGH, THE VALUE OF

                    DIVERSIFICATION PAYS OFF.  WHEN YOU LOOK AT ALL

                    OF OUR BUSINESS UNITS IN TOTAL, WE THINK IT WAS A

                    GOOD QUARTER.  WE'RE VERY PLEASED WITH WHAT WE'RE

                    SEEING IN THIS ENVIRONMENT WITH OUR GENERAL BANK.

                    YOU NOTE THAT LOANS GREW A VERY SOLID 3% ON AN

                    ANNUALIZED BASIS AND DEPOSITS GREW ABOUT 1% IN A

                    SEASONALLY DOWN QUARTER, SO WE'RE VERY ENCOURAGED

                    BY THAT.

                           WE'RE ALSO QUITE SATISFIED WITH THE

                    RESULTS IN CAPITAL MARKETS AND CAPITAL MANAGEMENT

                    GIVEN THIS EXCEPTIONALLY DIFFICULT MARKET.  THE

                    GENERAL BANK, IN PARTICULAR, HAS BEEN VERY

                    FOCUSED ON ITS CUSTOMERS, AS YOU KNOW, AND WE'VE

                    MADE SUBSTANTIAL PROGRESS IN SERVICE QUALITY

                    RATINGS.  IN FACT, THESE RATINGS, DONE BY THE

                    GALLUP ORGANIZATION, HAVE NOW RISEN FOR EIGHT

                    CONSECUTIVE QUARTERS AND WE'RE CLOSING IN ON A,

                    QUOTE, BEST IN CLASS RANKING WITH A FIRST QUARTER

                    SCORE OF 6.29 IN OVERALL CUSTOMER SATISFACTION,

                    SO WE'RE REALLY PLEASED WITH THAT.

                           AT THE SAME TIME, WE'VE HAD AN INCREDIBLY

                    MORE INTENSE FOCUS ON EXPENSES, WHICH, OVERALL,

                    WERE UNCHANGED FROM THE FOURTH QUARTER AND DOWN

                    6% IN THE GENERAL BANK.  I HOPE YOU FEEL GOOD

                    ABOUT COST CONTROL IN OUR BUSINESS LINES, BECAUSE

                    WE'RE REALLY PROUD OF IT.  THIS COST CONTROL

                    EFFORT IS NOT -- AND THIS IS IMPORTANT -- HAS NOT

                    COME AT THE EXPENSE OF CUSTOMER SERVICE.

                           IN FACT, WE'RE NEARLY AT 100% STAFFING IN

                    ALL OUR RETAIL FINANCIAL CENTERS, AND WE HAVE

                    PLANS TO ADD MORE SMALL BUSINESS BANKERS AND

                    REMOTE BUSINESS BANKERS.  THIS IS ABOUT BECOMING

                    MORE EFFICIENT AND SERVING OUR CUSTOMERS BETTER.

                    IN ADDITION, CREDIT QUALITY IS A PRETTY GOOD

                    STORY FOR US THIS QUARTER.  WE ADDED ABOUT 37

                    MILLION TO LOAN LOSS RESERVES AND NET CHARGE-OFFS

                    TO CLIENTS GREW 53 BASIS POINTS OF LOANS FROM 64

                    BASIS POINTS ON A LINK QUARTER BASIS.

                           TOTAL NPAs ROSE A MANAGEABLE 4% ON A

                    LINKED QUARTER BASIS.  AGAIN, WE CONTINUE TO

                    ANTICIPATE NON-PERFORMING ASSETS WILL RISE

                    THROUGHOUT THIS YEAR, THOUGH, NOT AT THE PACE

                    THAT WE SAW AT THE END OF LAST YEAR.  ASSETS HELD

                    FOR SALE RELATED TO OUR REPOSITIONING DECLINED TO

                    ONLY $689 MILLION FROM $4.3 BILLION AT DECEMBER

                    31.  AS WE SOLD $3.2 BILLION OF MONEY STORE LOANS

                    AND $157 MILLION OF COMMERCIAL LOANS.

                            IN SHORT, WE'RE CONTINUING TO MAKE

                    PROGRESS.  WE'RE PLEASED WITH THIS QUARTER'S

                    PERFORMANCE IN A VERY DIFFICULT FINANCIAL MARKET.

                    WE BELIEVE WE HAVE A GREAT FRANCHISE, WHICH IS

                    NOW BECOMING VERY DISCIPLINED AND TIGHTLY FOCUSED

                    ON ACHIEVING OUR GROWTH PLANS.

                           NOW, LET'S TAKE A CLOSER LOOK AT THE

                    NUMBERS.  I RECOMMEND WE GO DIRECTLY TO PAGE 3,

                    BECAUSE WE'VE ALREADY COVERED THE HIGHLIGHTS IN

                    THE PREVIOUS COUPLE OF MINUTES.  PAGE 3 IS THE

                    OPERATING EARNINGS SUMMARY, WHICH, I THINK, YOU

                    PROBABLY ALL HAVE IN FRONT OF YOU.  NET INTEREST

                    INCOME WAS A GREAT STORY, $1.734 BILLION.

                    VIRTUALLY FLAT WITH THE FIRST QUARTER, IN SPITE

                    OF THE FACT THAT WE DON'T HAVE BALANCE SHEET

                    MANAGEMENT ACTIVITIES IN THE FIRST QUARTER, SO

                    THAT WAS A POSITIVE STORY.  PROVISION FOR LOAN

                    LOSSES, OF COURSE, THE 219 MILLION INCLUDES, IN

                    ADDITION TO THE ALLOWANCE, AND, OVERALL, IT

                    EXCEEDS CHARGE-OFFS BY 60 MILLION, AND INCLUDES

                    PROVISIONS OF 15 MILLION RELATED TO LOANS MOVED

                    TO ASET HELD FOR SALE, AND OF COURSE, AT THE

                    BOTTOM OF THE PAGE CIRCLED YOU CAN SEE, OUR DILUTED

                    EARNINGS PER SHARE ON CASH BASIS IS 69 CENTS.

                          THERE'S ONLY A FEW THINGS I'D POINT OUT ON

                    PAGE 4, WHICH IS OUR KEY FINANCIAL MEASURES.

                    FIRSTLY, OUR AVERAGE DILUTED SHARES DECLINED

                    SOMEWHAT ON A LINKED QUARTER BASIS TO

                    975,800,000.  THAT WASN'T DUE TO A BUYBACK OR

                    REPURCHASE OR ANYTHING LIKE THAT.  IT WAS

                    SIMPLY -- IT WAS SIMPLY DUE TO THE MARKET VALUE

                    ACCOUNTING IMPACT ON SHARE EQUIVALENCE INCLUDED

                    IN OUR FORWARD CONTRACTS, AND THAT IS RESTATED IN

                    OUR EARNINGS, AS WELL, SO THERE'S NO IMPACT ON

                    OUR EPS.

                           AND YOU CAN SEE OUR TIER ONE CAPITAL RATIO

                    CONTINUES TO IMPROVE AS EXPECTED.  MOVING ON TO

                    NET INTEREST INCOME, OUR MARGIN CAME IN AT 3.42,

                    AND THAT WOULD CERTAINLY BE WHAT I THINK MOST OF

                    YOU WERE EXPECTING.  AS WE SAID IN THE FOURTH

                    QUARTER, OUR ANTICIPATION IS THAT MARGINS WOULD

                    BE A TINY BIT LOWER THAN IN THE FOURTH QUARTER,

                    AND THEN BUILDING DURING THE COURSE OF THE YEAR,

                    SO THAT OVERALL WE WOULD HAVE EXPECTED MARGINS TO

                    BE PRETTY FLAT YEAR OVER YEAR, SO NO SURPRISES

                    THERE.

                           PAGE 6 IS OUR FEE AND OTHER INCOME.

                    FIRSTLY, I RECOMMEND THAT YOU TAKE A LOOK AT THE

                    THIRD LINE DOWN WHICH IS FIDUCIARY AND ASSET

                    MANAGEMENT FEES.  VERY SOLID QUARTER OVERALL,

                    GIVEN A TOUGH QUARTER.  ADVISORY, UNDERWRITING

                    AND CAPITAL MARKET FEES UP TO $198 MILLION, WHICH

                    IS REFLECTIVE IN INCREASED ACTIVITY, ALSO A

                    POSITIVE STORY.  PRINCIPAL INVESTING, JUST LIKE

                    THE FOURTH QUARTER, COINCIDENTALLY, WE TOOK $43

                    MILLION IN WRITEDOWNS, WHICH, I THINK, AGAIN,

                    SPEAKS TO THE STRENGTH OF THE CORE EARNINGS OF

                    THE COMPANY, AND OTHER INCOME WAS DOWN SLIGHTLY

                    AT $167 MILLION.  THERE ARE OFFSETTING ITEMS

                    IN THERE, BUT IT'S ESSENTIALLY DUE TO LOWER

                    SECURITIZATION/OTHER GAINS VERSUS THE FOURTH

                    QUARTER.

                           MOVING ON TO PAGE 7 IS OUR SALARY AND

                    EMPLOYEE BENEFITS, AND THE FIRST LINE OF

                    NON-INTEREST EXPENSE.  YOU CAN SEE WE'RE AT

                    $1.329 BILLION, AN INCREASE OF 7% OVER THE FOURTH

                    QUARTER, BUT THAT IS SOLELY BECAUSE OF THE RIGHT

                    SIZING OF OUR INCENTIVE COMPENSATION DURING THE

                    FOURTH QUARTER.  AND IF YOU TAKE A LOOK AT OUR

                    OVERALL NON-INTEREST EXPENSES, 2.138, THAT IS

                    ACTUALLY ONLY UP $6 MILLION OVER THE FOURTH

                    QUARTER.  SOMETHING WE'RE QUITE PROUD OF, AND IF

                    YOU JUST SCAN THROUGH THE LINES, VIRTUALLY EVERY

                    OTHER LINE ON THE SCHEDULE IS DOWN ON A LINKED

                    QUARTER BASIS.  OUR PEOPLE ARE REALLY DELIVERING

                    ON OUR GRADUAL SHIFT TOWARD AN EXPENSE MANAGING

                    CULTURE.

                          PAGE 8 IS OUR CONSOLIDATED RESULTS.  YOU'VE

                    NOT SEEN A SCHEDULE LIKE THIS BEFORE.  THIS IS

                    NEW FOR US, FOR REPORTING, AS I THINK YOU KNOW,

                    AND IT'S ALSO NEW FOR OUR BANK, AND WE'VE BEEN

                    DOING THIS FOR, INTERNALLY, FOR ABOUT 4, 5

                    MONTHS, AND NOW WE ARE READY TO DISCLOSE IT

                    EXTERNALLY.

                           IF YOU LOOK ACROSS THE TOP, YOU CAN SEE

                    THAT THIS IS SOLELY OUR NUMBERS FOR THE FIRST

                    THREE MONTHS ENDING MARCH 31, 2001, AND WE SPLIT

                    IT OUT BY FOUR SEGMENTS, ESSENTIALLY, OF WHICH

                    ONLY THREE ARE BUSINESS SEGMENTS, i.e., THE

                    GENERAL BANK, CAPITAL MANAGEMENT, CAPITAL

                    MARKETS, AND WE HAVE A RELATIVELY SMALL PARENT

                    COMPANY COLUMN, WHICH INCLUDES OUR ALCO AND

                    SECURITIES ACTIVITIES, AS WELL AS DIVESTED

                    BUSINESSES.  YOU CAN SEE TO THE FAR RIGHT, OUR

                    CONSOLIDATED EARNINGS SHOWS 610, AS REPORTED.

                    YOU CAN SEE THAT THE GENERAL BANK, AT $292

                    MILLION FOR THE QUARTER ACCOUNTED FOR ALMOST HALF

                    OF OUR OPERATING EARNINGS, AND IF YOU LOOK DOWN

                    TO THE NEXT LINE, WHICH IS ECONOMIC PROFIT,

                    WHICH, AGAIN, IS A NEW REPORTING,

                           GENERAL BANK HAD JUST A GREAT QUARTER, AND

                    THEY REPORTED ALMOST 60% OF ECONOMIC PROFIT.  AND

                    YOU CAN SEE OUR ECONOMIC PROFIT IN DOLLAR TERMS

                    WAS $371 MILLION, i.e., THAT'S THE AMOUNT OF

                    DOLLARS WE EARNED OVER OUR 12% HURDLE RATE.

                    CAPITAL MARKETS HAD A SMALL NEGATIVE ECONOMIC

                    PROFIT.  RAROC IN THE GENERAL BANK WAS EXCELLENT

                    AT 36%, BUT CAPITAL MANAGEMENT WAS EXCELLENT AT

                    46% ALMOST, 45.96, AND OUR CAPITAL MARKETS

                    ALMOST COVERED ITS COST OF CAPITAL AT 10.46%.

                          FINALLY, I'D NOTE THAT IN THE THIRD, LAST

                    LINE, THE OVERHEAD EFFICIENCY RATIO, THE GENERAL

                    BANKS CAME IN AT 61.41, AND THIS MAY BE AN

                    OPPORTUNITY TO IMPROVE OVER TIME.  THERE ARE COST

                    ALLOCATIONS, AS WELL -- ISSUES, AS WELL, THAT WE

                    MAY HAVE TO LOOK AT, AS WELL, BUT THAT WILL BE

                    SOMETHING THAT WE CAN WORK ON, AND THE CAPITAL

                    MANAGEMENT EFFICIENTLY RATIO OF 79.12 IS ROUGHLY

                    IN THE RANGE, I THINK, THAT YOU WOULD EXPECT TO

                    SEE OF MAYBE 75 TO 80%.

                           GOING ON TO PAGE 9, AS WE DRILL DOWN AND

                    LOOK AT EACH ONE OF OUR BUSINESSES, WE'VE

                    RESTATED FOR YOU OR WE'VE DISCLOSED FOR YOU THE

                    EARNINGS USING THIS NEW REPORTING METHODOLOGY ON

                    A FIVE QUARTER BASIS, THE EXISTING QUARTER, PLUS

                    FOUR TRAILING.  WE HOPE YOU FIND THAT USEFUL, AND

                    AS YOU CAN SEE, WE'RE AT 292, AS MENTIONED, AND

                    THAT'S DOWN 1% VERSUS THE FOURTH QUARTER, AND

                    BASICALLY FLAT WITH FIRST QUARTER LAST YEAR.

                    WHICH WE CONSIDER TO BE A GOOD RESULT, ESPECIALLY

                    GIVEN THE INCREASE IN PROVISION FOR LOAN LOSSES.

                    IN TERMS OF OTHER DATA, YOU CAN NOTE THAT THE

                    ECONOMIC PROFIT WAS ACTUALLY UP 10% VERSUS THE

                    FOURTH QUARTER, WHICH IS GREAT, AND THE AVERAGE

                    LOANS ON A NET BASIS WAS A GOOD STORY, AS WELL.

                           WE HAD SOLID GROWTH OF 3%, AND MODEST

                    DEPOSIT GROWTH ON A SEASONALLY DOWN QUARTER.

                    PAGE 10 RELATES TO THE KEY OPERATING MEASURES FOR

                    THE GENERAL BANK.  OVERALL CUSTOMER SATISFACTION,

                    AS WE NOTED IN MY OPENING REMARKS, IS AT 6.29%,

                    AND ON-LINE CUSTOMERS IS NOW SLIGHTLY OVER 2.6

                    MILLION.  AGAIN, WE CONTINUE TO SHIFT CUSTOMERS

                    TO THE WEB, WHICH IS GREAT FOR CUSTOMERS AND

                    HELPS IMPROVE CUSTOMER SERVICE IN A MULTICHANNEL

                    ENVIRONMENT.

                           PAGE 11 IS THE CAPITAL MANAGEMENT GROUP.

                    AGAIN, WITH FOUR QUARTERS RESTATED COMPARISON.

                    TOTAL REVENUE WAS $831 MILLION, WHICH IS, I

                    THINK, A PRETTY GOOD PERFORMANCE GIVEN THE PERIOD

                    OF DEEPLY DECLINING MARKETS THAT WE'VE BEEN IN.

                    I'D ALSO NOTE THAT THE J.W. GENESIS COMMISSIONS

                    THAT WE'VE REPORTED WE'D BE MAKING AND

                    CONSOLIDATING POST-ACQUISITION ARE REPORTED ON A

                    NET BASIS, WHICH OUR ACCOUNTANTS AND AUDITORS

                    FEEL IS THE APPROPRIATE WAY TO DO IT.

                           OVERALL, THE OPERATING EARNINGS WERE $113

                    MILLION, AND YOU'LL ALSO NOTE ON THE LAST LINE,

                    OUR AVERAGE CORE DEPOSITS WERE ACTUALLY UP

                    SLIGHTLY AT $8 BILLION.

                           PAGE 12 IS OUR KEY OPERATING MEASURES.

                    GOOD STORY IN MUTUAL FUNDS.  OVERALL, WE CONTINUE

                    TO GARNER ASSETS, AND AS YOU WOULD EXPECT, LIKE

                    THE REST OF THE INDUSTRY, IT'S MAINLY IN THE

                    MONEY MARKET SIDE, AND WHERE THE GROWTH IS COMING

                    FROM, BUT I VIEW THAT AS AN OPPORTUNITY TO UPSELL

                    ONCE THE MARKET IS STABILIZED AND PEOPLE ARE

                    COMFORTABLE AGAIN ABOUT GETTING INTO LONGER-DATED

                    ASSETS.

                           OUR REGISTERED REPRESENTATIVES WERE 7,784,

                    WHICH IS UP 4% FROM THE FOURTH QUARTER.  THAT'S

                    BECAUSE, OF COURSE, J.W. GENESIS.  OUR BROKERAGE

                    OFFICES ALSO INCREASED 5% TO 2,695.  PAGE 13 IS

                    OUR CAPITAL MARKETS GROUP.  THERE'S QUITE A BIT

                    OF INFORMATION HERE.  FEE AND OTHER INCOME

                    INCREASED 17%.  THAT'S SOMETHING WE'RE PROUD OF,

                    PRIMARILY DUE TO STRONG RESULTS IN FIXED INCOME.

                    COMBINED WITH STRONG SYNDICATE DEAL FLOW,

                    INCREASED TRADING RESULTS AND INCREASED REVENUE

                    AND EQUITY DERIVATIVES, SO VERY STRONG QUARTER IN

                    TRADING.

                          THERE WAS A DECLINE IN AFFORDABLE HOUSING

                    WRITEDOWNS, AND THEY WERE OFFSET BY ASSET

                    SECURITIZATION TRADING LOSSES.  THE INCREASE IN

                    EXPENSES WERE DUE TO Q4 INCENTIVE ACCRUAL

                    ADJUSTMENTS, AND EXCLUDING INCENTIVE EXPENSES

                    WERE UNCHANGED REFLECTING THE STRONG EFFORTS WE

                    PUT IN PLACE IN 2000.  I WON'T TALK TO THE LOAN

                    DEPOSIT GROWTH SLIDE, AND LET'S MOVE ON TO 15,

                    WHERE WE SPLIT OUT OUR RESTRUCTURING, AND UPDATE

                    THAT FOR YOU, AND AS WE HAD ANTICIPATED AND

                    DISCLOSED, WE CLOSE ON THE SALE OF OUR REMAINING

                    26 BRANCHES, WHICH HAD DEPOSITS OF $617 MILLION

                    AND $115 MILLION IN LOANS, AND THE GAINS ON THE

                    BRANCH SALES TOTALED 73 MILLION ON A PRE-TAX

                    BASIS.

                           PAGE 16 IS ASSET QUALITY.  NON-PERFORMING

                    ASSETS INCREASED SLIGHTLY AS A PERCENTAGE OF

                    LOANS TO 1.3%.  NET LOAN LOSSES DECLINED TO $159

                    MILLION VERSUS 192 IN THE FOURTH QUARTER, AND

                    LOAN LOSSES, AS A PERCENTAGE OF TOTAL LOANS, WERE

                    DOWN TO .53%, OR 53 BASIS POINTS, VIS-A-VIS

                    FOURTH QUARTER, OR 64 BASIS POINTS.  AND I

                    WOULDN'T SAY THAT WE WOULD CHANGE OUR GUIDANCE AT

                    THIS POINT, THOUGH IN TERMS OF WHAT WE'RE

                    EXPECTING IN CHARGE-OFFS FOR THE REST OF THE

                    YEAR.

                        THE ECONOMIC ENVIRONMENT IS STILL

                    DIFFICULT, AND WE WOULD MAINTAIN OUR GUIDANCE OF

                    60 TO 80 BASIS POINTS.  IT'S STILL EARLY IN THE

                    YEAR.  PAGE 17 IS A SCHEDULE ON NON-PERFORMING

                    ASSETS THAT A NUMBER OF YOU ARE INTERESTED IN,

                    AND I WON'T GO THROUGH THAT AT THIS POINT, AND

                    PAGE 18 IS OUR ASSETS HELD FOR SALE, AND OUR

                    FOLKS HAVE BEEN WORKING REALLY HARD IN GETTING

                    THIS NUMBER DOWN, AND WE TOLD YOU WE WERE GOING

                    TO DO THAT, AND WE'RE DELIVERING.

                           LOANS SOLD WERE $3.3 BILLION, SOLD

                    AND SECURITIZED, SO THAT'S 3.2 BILLION IN

                    MONEY STORE LOANS AND WE SOLD $157 MILLION IN

                    COMMERCIAL LOANS.  SO WE HAVE $689 MILLION

                    REMAINING.  SO THAT'S BEEN, IN MY OPINION, A

                    GREAT RESULT OVER THE PAST THREE QUARTERS.  WE

                    PUT, OBVIOUSLY, A LOT OF ASSETS IN THIS ACCOUNT,

                    AND WE HAVE THEM VIRTUALLY OUT NOW AT THIS POINT.

                    THE OTHER THING I'D NOTE IS THE GROWTH IN ASSETS

                    HELD FOR SALE.  AND, GENERALLY, WHICH IS

                    PRIMARILY REDUCED TO INCREASE MORTGAGE PRODUCTION

                    DUE TO A LOWER INTEREST RATE ENVIRONMENT, SO I

                    THINK THAT'S GOOD NEWS, AS WELL.  AND IN TERMS OF

                    THE SUMMARY, WE DELIVERED ON CASH EARNINGS OF 69

                    OR 62 CENTS ON OUR TRADITIONAL BASIS.  THE

                    ALLOWANCE WAS IMPROVED.  NPAs WERE UP A

                    MANAGEABLE 4%.  CHARGE-OFFS WERE DOWN, STRONG

                    EXPENSE CONTROL IS OBVIOUSLY EVIDENT THROUGHOUT

                    THE COMPANY, AND OUR RESTRUCTURING'S ON TRACK,

                    AND WE'RE MAKING PROGRESS ON THAT.

                           SO JUST A REMINDER FROM WHAT ALICE SAID,

                    WE'RE GOING TO HAVE A LIVE Q&A CONFERENCE AT 1:00

                    P.M. EASTERN TIME.  I LOOK FORWARD TO TAKING ANY

                    QUESTIONS YOU MIGHT HAVE, AND I'D LIKE TO THANK

                    YOU VERY MUCH FOR CALLING IN.  THANK YOU.